UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update:
- ☐ Form C/A: Amendment to Offering Statement:
- ☐ Check box if Amendment is material and investors must reconfirm within five business days
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer:

Sambrosa Care, Inc.

Legal status of issuer, Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of organization:

August 12, 2013

Physical address of issuer:

9171 Wilshire Blvd
Beverly Hills, CA 90210

Website of issuer:

www.sambrosa.com

Is there a co-issuer?

No

Name of qualified third party which the Offering will utilize:

The escrow account will be at Tristate Capital Bank who is acting as the qualified third party for this Offering.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Upon successful completion of the offering and/or upon each closing and disbursement of funds from escrow, the intermediary shall be entitled to a non-refundable success fee equal to 5% of the gross proceeds raised from the offering.

A non-refundable, one-time administrative fee of $5,000.00 was paid to the intermediary to cover required due diligence, creation of issuer's offering page, implementation of investment and payment processing software and setting up and maintaining the Regulation Crowdfunding required escrow account.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered:

Preferred Non-Voting Stock

Target number of securities to be offered:

2,000

Price (or method for determining price):

$5.00 per share. The price was determined internally by the Company's management based on internal criteria and is not based on any third-party valuation criteria or other independent valuation formula.

As an incentive to early investors, the Company will issue a 20% bonus in additional Shares to investors who submit an application to invest before 11:59 PM, Eastern time on December 31, 2025. The Company will issue a 10% bonus in additional Shares to investors who submit an application to invest from January 1, 2026, through 11:59 PM Eastern time on January 15, 2026.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

Other: At the Company's discretion.

Maximum offering amount (if different from target offering amount):

$1,000,000.00 (200,000 shares at $5 per share)

Deadline to reach the Target Offering Amount:

11:59 PM Eastern on February 28, 2026, unless extended or shortened by the issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

	2024	**2023**
Total Assets	$93,662.00	$77,234.00
Cash & Cash Equivalents	$15,853.00	$31,060.00
Accounts Receivable	$0.00	$171.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$2,765,468.00	$129,993.00
Revenues/Sales	$203,591.00	$80,729.00
Cost of Goods Sold	$50,137.00	$14,896.00
Taxes Paid	$1,156.00	$825.00
Net Income	-$2,691,293.00	-$208,073.00

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and Offering Statement and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

For Sambrosa Care, Inc.

/s/ John Van Hierden
John Van Hierden
President, Treasurer and Sole Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Van Hierden
John Van Hierden
President, Treasurer and Sole Director

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Offering Statement
Part II of Offering Document (Exhibit A to Form C)
Dated: December 16, 2025

$Sambr{\equiv}sa$

Sambrosa Care, Inc.
A Delaware Corporation
9171 Wilshire Blvd
Beverly Hills, CA 90210
800-651-6952
www.sambrosa.com

Up to $1,000,000.00 of shares of Preferred Non-Voting Stock
(200,000 shares at $5 per share)

The Company will issue a 20% bonus in additional Shares to any investor who submits an application to invest before 11:59 PM, Eastern time on December 31, 2025. The Company will issue a 10% bonus in additional Shares to any investor who submits an application to invest from January 1, 2026, through 11:59 PM Eastern time on January 15, 2026 (collectively the "Early Investment Period"). After the Early Investment Period expires, no bonus shares will be granted. If $1,000,000 is invested prior to 11:59 PM, Eastern time on December 31, 2025, the total number of shares issued, including bonus shares, would be 240,000.

Target Offering Amount: $10,000.00

All voting rights are held by the Common Shareholders and that class of shares is not being sold in this offering.

This offering will commence upon filing of this Form C and Offering Statement with the Securities and Exchange Commission and will terminate at 11:59 PM Eastern on February 28, 2026, unless extended or shortened by the issuer.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 15 THROUGH PAGE 45 BEFORE MAKING AN INVESTMENT IN THIS COMPANY

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C AND OFFERING STATEMENT TITLED “RISK FACTORS” BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO APPLICABLE STATE AND FEDERAL LAW. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY

RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

<u>**Forward Looking Statements**</u>

This Form C and Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C and Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C and Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the

Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C and Offering Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Form C and Offering Statement. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

SUMMARY OF THE OFFERING

Company:	Sambrosa Care, Inc.
Address:	9171 Wilshire Blvd, Beverly Hills, CA 90210
State of Incorporation:	Delaware
Date Organized:	August 12, 2013
Terms:	Preferred Non-Voting Stock (the "Shares") in Sambrosa Care, Inc. at $5.00 per Share.
Target Offering Amount:	$10,000.00 | 2,000 Shares at $5.00 per Share
Offering Maximum:	$1,000,000.00 | 200,000 Shares at $5.00 per Share
Early Investment Bonus Shares:	The Company will issue a 20% bonus in additional Shares to any investor who submits an application to invest before 11:59 PM, Eastern time on December 31, 2025. The Company will issue a 10% bonus in additional Shares to any investor who submits an application to invest from January 1, 2026, through 11:59 PM Eastern time on January 15, 2026 (collectively the "Early Investment Period"). After the Early Investment Period expires, no bonus shares will be granted.
Type of Security Offered:	Preferred Non-Voting Stock
Purchase Price of Security Offered:	$5.00 per Share
Minimum Investment Amount (per investor):	$250.00 (50 Shares)
The date of this Form C and Offering Statement:	December 16, 2025

TERMS OF THE OFFERING

Sambrosa Care, Inc. (the "Company," "Issuer," or "We") is offering shares of its Preferred Non-Voting Stock (the "Shares") at a price of $5.00 per share pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Offering").

As an incentive to early investors, the Company will issue a 20% bonus in additional Shares to any investor who submits an application to invest before 11:59 PM, Eastern time on December 31, 2025. The Company will issue a 10% bonus in additional Shares to any investor who submits an application to invest from January 1, 2026, through 11:59 PM Eastern time on January 15, 2026 (collectively the "Early Investment Period"). After the Early Investment Period expires, no bonus shares will be granted.

For example, an investment of $250 on December 30, 2025, will result in the issuance of 60 Shares (representing a 20% bonus). An investment of $250 on January 5, 2026, will result in the issuance of 55 Shares (representing a 10% bonus). A $250 investment made after the Early Investment Period will result in the issuance of 50 Shares.

All Shares issued in this Offering are of the same class and have identical rights, preferences, and privileges. The only difference among investors is the number of Shares received relative to the investment amount, based solely on the timing of investment.

Investors are also entitled to certain "perks" based on the amount of their investment. For an investment of $500.00 - $995.00 an investor receives 10% off all purchases the investor makes for one year after being issued their shares (limited to one purchase per month) and the Company will send a free sample of Sambrosa to two people the investor selects, as a gift from the investor. For an investment of $1,000.00 or more, an investor receives 10% off all purchases the investor makes for two years after being issued their shares (limited to one purchase per month) and the Company will send a free sample of Sambrosa to five people the investor selects, as a gift from the investor. All perks will be fulfilled after this Regulation CF offering is closed.

THE COMPANY AND ITS BUSINESS

Company Overview

Sambrosa Care, Inc. (the "Company," "Issuer," or "We") is a U.S.-based corporation formed on August 12, 2013, in Delaware. As a Delaware corporation, the Company was established for the general purpose of transacting any lawful business for which a corporation may be formed in the State of Delaware.

The Company's President, Treasurer and Sole Director is John Van Hierden. The corporate offices are located at 9171 Wilshire Blvd, Beverly Hills, CA 90210. John Van Hierden can be reached at 800-651-6952 or via email at investor@sambrosa.com. The Company is partially relying on this offering to fund its ongoing business activities. Consequently, as of the date of this Form C and Offering Statement, the Company possesses only assets contributed by the founders and related parties and through revenues the Company has generated. The Company will require additional

funding and/or revenues beyond what is raised in this Offering to fully implement its business plan and strive for profitability.

Introduction

At Sambrosa Care, Inc., we believe in the power of rest and relief. Wake up ready to embrace life's opportunities with our safe and effective allergy solutions. We believe Sambrosa Sweet Dreams Night Syrup, our nighttime syrup, provides fast and effective relief from nighttime allergy symptoms.

Our Nighttime Relief Product

We make each bottle of Sambrosa Sweet Dreams Night Syrup with high-quality ingredients such as doxylamine succinate, seven organic herbs and honey. It is designed to be effective and safe, and with your health in mind. Key Features of Sambrosa are a low dose of the antihistamine doxylamine succinate, a great tasting base of seven organic herbs (California poppy, Hawthorn, Hops, Mistletoe, Oat, Passionflower, and White Chestnut) and honey instead of high fructose corn syrup. We use no dyes, artificial coloring, or flavors.

Doxylamine succinate is a chemical regulated by the Federal Drug Administration ("FDA") and is approved for sale in the U.S. Doxylamine succinate is an over-the counter antihistamine that the FDA states may be used for temporary relief of hay fever/allergic rhinitis symptoms (e.g., runny nose, sneezing, itchy/watery eyes). Doxylamine succinate products must carry a warning for adults that the product "may cause marked drowsiness" and that "alcohol, sedatives, and tranquilizers may increase the drowsiness effect" as well as a warning that one should "use caution when driving a motor vehicle or operating machinery." For children, doxylamine succinate products must carry a warning that the product "may cause marked drowsiness. Sedatives and tranquilizers may increase the drowsiness effect. Do not give this product to children who are taking sedatives or tranquilizers, without first consulting the child's doctor." Despite FDA required warnings that doxylamine succinate products may cause marked drowsiness" the FDA does not allow marketing of our doxylamine succinate products as an OTC nighttime sleep-aid.

Sambrosa Sweet Dreams Night Syrup is offered in the following sizes:

- 300 ML – Average of 100 doses or nights
- 100 ML – Average of 33 doses or nights
- 30 ML – Average of 10 doses or nights

Our Product's History

Years ago, in Oosterbeek, a small village in the Netherlands, a doctor felt for her patients who were struggling to get a good night sleep due to allergies. She wanted to help and began the journey that became Sambrosa. She set about making a product that works to help people sleep through allergy relief, adding seven different great tasting organic herbs in a base of honey.

When Sambrosa founder John Van Hierden came across this product in the European market, he was immediately impressed by its quality and effectiveness in supporting restful sleep and overall wellness. Recognizing its potential to improve lives, John decided to acquire the formula and the company itself. With a strong background in entrepreneurship as the founder and President of the Green Prairie Group (an integrated company that has generated $100M revenues per year for the past two years) he brought both experience and passion to guiding the EU company's growth.

Today, the U.S. version of that company, Sambrosa Care, Inc. is a family-owned business, driven by a shared belief in integrity, quality, and care. Sambrosa Care, Inc. is proud to carry forward a mission that began with one simple idea—helping people get the rest and wellness they deserve.

Manufacturer

Sambrosa Care, Inc.'s product - Sambrosa Sweet Dreams Night Syrup - is produced by LelyPharma - a specialized, pharmaceutical contract manufacturing company. The manufacturer is regulated by and registered with the FDA and has cGMP (Current Good Manufacturing Practice) certification, which ensures the highest possible standard in quality. We also work with Biosfeer, who provide us with the highest quality organic herbs grown in the Netherlands and on a beautiful farm in Tasmania.

U.S. Business Model

Sambrosa Care, Inc. uses an online, direct to consumer, business model:

1. Our U.S. products are produced by a pharmaceutical manufacturer.

2. Orders are placed by consumers through the website www.sambrosa.com, hosted by Shopify.

3. Orders are forwarded to a fulfillment company who processed the order and ships the product.

The Market

The U.S. has more than 50,000,000 people who suffer from sleep problems, many of which are allergy related. The market in U.S. for such problems was valued at more than $29 billion in 2022 and is projected to reach $54 billion by 2032.

Competition

The U.S. market is filled with large and small competitors. Competition is somewhat defined by the medicinal ingredient being sold. Common ingredients our competitors use are:

- Melatonin
- Diphenhydramine
- Doxylamine
- Valarian, and other plant derivatives

Some commonly known brands that we compete with in the U.S. are:

- Unisom
- Tylenol PM
- Advil PM
- Vicks ZzzQuil
- Sominex
- Nytol

Sambrosa Care, Inc. is optimistic about competing in the U.S. market because our formula of seven herbs tastes good, and when combined with doxylamine succinate have provided many with relief, as evidenced by the numerous online reviews of our product.

Our Founder and the History of the EU Company That Preceded the U.S. Company

John Van Hierden is the President, Treasurer and Sole Director of Sambrosa Care, Inc. Approximately fifteen years ago, John purchased the rights to Dromenwinkel Droomsap – the EU version of Sambrosa Sweet Dreams Night Syrup, including the EU company's fledgling operation and full ownership of the product formula. John continued to work with the product's creator to produce and market the product, primarily by encouraging word of mouth referrals. The EU company grew year after year because of the product's effectiveness. Over time the company moved to an online order fulfillment model and contracted manufacturing with LelyPharma. The EU company currently operates with a staff of eight, including John and a pharmaceutical chemist. The EU company currently has revenues of approximately EU 8,000,000 and generates a profit of approximately EU 2,400,000. While your investment is not in the EU company and you will not own any part of the sales or profits of the EU company, the same path to success overseas is being utilized to grow the U.S. company which you may invest in.

John Van Hierden is also a successful entrepreneur. In addition to his role at Sambrosa Care Inc. and with the EU company, John is the founder, majority owner and president of the Green Prairie Group, an integrated agricultural company based in Alberta, Canada. John started Green Prairie in 1989, primarily selling hay to Japan. Since then, Green Prairie has been developed into a $100,000,000 operation. Since its inception Green Prairie has grown into an integrated world-wide exporter of hay products, under a private label has products on shelves in 15,000 retail stores in the U.S. and operates a 7,000 acre irrigated farm, and has relationships with hay producers and customers who have been with Green Prairie since the beginning,

The Future

As Sambrosa Care, Inc. continues to grow in the U.S., we are, at the time of this Form C filing, moving our manufacturing to a U.S. based manufacturer. We also plan, when the timing is determined to be right by our management and leadership, to add additional products to our stable, to supplement consumers' usage of Sambrosa Sweet Dreams Night Syrup.

Sambrosa's Commitment to Protecting Children and Fighting Trafficking

At Sambrosa Care, Inc., we believe in the power of community and the responsibility that comes with being a part of our community. That's why we are deeply committed to making a positive impact beyond the services and products we offer. We are proud to pledge 10% of all our net profits to the fight against child trafficking. We believe in the urgent need to protect the most vulnerable among us and that every child deserves to grow up in a safe environment, free from exploitation. Through our pledge, we support organizations and initiatives that work tirelessly to rescue, rehabilitate, and empower children who have been affected by trafficking with the hope that one day we can help bring an end to this horrific crime and build a safer brighter future for all children.

Officers and Directors

John Van Hierden
President, Treasurer and Sole Director

Position:	President, Treasurer and Sole Director
Dates of Service:	August 2013 to present
Responsibilities:	Strategic business driver and oversight
Compensation:	$0

In the past three years, John has also been employed by the following:

Employer:	Green Prairie International Inc.
Dates of Service:	1988- Present
Responsibilities:	Founder and President of the Green Prairie Group of Companies.

Risk Factors

The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The purchase of the Company's Shares involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company's business and your investment in the Shares. An investment in the Company may not be suitable for all recipients of this Form C and Offering Statement. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should

consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The Company is, in addition to the risks set out below, subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies inherently involve greater risk than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Before investing, you should carefully read and carefully consider the following:

<u>**Financial Risks Related to The Offering**</u>

Your Investment Is In The U.S. Company Sambrosa Care, Inc. and Your Investment Does Not Include Our EU Sister Company As Our U.S. Company Does Not Receive Revenues or Profit From Sales In Our Sister Company.

Sambrosa Care, Inc. was formed for the purpose of selling Sambrosa products in the United States. While our sister company operates in the EU and sells products in Europe, that entity is separate from the company you are investing in - Sambrosa Care, Inc. – does not share revenues, profits or expenses with the EU company, and your investment does not include any equity or other ownership or revenue share with the EU company. You should not invest in this Offering if you expect any sales, revenues, profits or any other financial results from the EU company will be included in any manner with your investment, as those sales, revenues, profits or any other financial results from the EU company stay in the EU company and are not part of Sambrosa Care, Inc. the company you are investing in with this Offering.

Because Your Investment Is In The U.S. Company Sambrosa Care, Inc. and Your Investment Does Not Include Our EU Sister Company, You Should Not Place Undue Reliance on Sales, Revenues or Other Financial Metrics from the EU Company as Our U.S. Company May Not Have Similar Success.

While our sister company in the EU has been successful and we believe we can approach or duplicate that success in the U.S. with Sambrosa Care, Inc., we have not reached near their level of success in the U.S. to date, and there is no guarantee that we will ever approach the same level of sales, revenues, profits or any other financial results as our sister EU has. You should not rely solely on the success of our EU sister company in making your investment decision, as their financial success has been far greater to date that our U.S. company.

The Company Has Limited Operating History Making This a Speculative Early-Stage Investment

While the Company was formed several years ago, there has a limited operating or performance history for prospective investors to evaluate. There can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be,

Shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable. As the Company has limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.

While certain information about the Company's business plan has been provided in this Form C and Offering Statement, prospective investors are cautioned that all information is preliminary and subject to change. The Company's ability to achieve its objectives will be dependent upon the performance of the Company and its principals and management, as well as other employees and other third parties that the Company engages in the future. Because the Company is at an early stage and its business strategy is speculative, there can be no assurance the Company will achieve any of its business objectives. While the current business plan is described in this Form C and Offering Statement, this information is preliminary and subject to change, potentially significantly, by the Company's management in its discretion.

As a result, the Company cannot provide assurances that the Company's business plan will in fact be achieved or that any profit or return will be generated. Investors could lose their entire investment. Each prospective investor should read this Form C and Offering Statement and should consult with their own legal, tax and financial advisors prior to making an investment decision to purchase any securities from the Company.

The Company Is or Will Be Subject to Income Taxes as Well as Non-Income Based Taxes, Which May Include as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes and Others

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company Will Face Significant Competition in the Company's Markets from Various Large and Small Companies, Some of Which Have Greater Resources Than the Company

The Company will face significant competition in the United States and elsewhere which could adversely affect your investment. In many cases, the Company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

The over the counter and prescription nighttime relief product industries in which the Company participates are intensely competitive and subject to rapid and significant change. The Company has competitors both in the United States and internationally. Many of these competitors have substantially greater financial, technical and other resources, larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than the Company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

The Amount of Capital the Company Is Attempting to Raise in This Offering Will Not Be Enough to Sustain the Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute our business plan, our continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

The Company Will Likely Incur Debt

The Company will likely incur debt (possibly including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our Revenue Could Fluctuate from Period to Period, Which Could Have an Adverse Material Impact on Our Business

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:

- Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations;
- Downward pressure on amounts the Company charges for our products, which would therefore reduce our revenues;
- Failure to obtain new customers for our products and services;
- Cancellation or non-renewal of existing contracts with third parties and customers;
- Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations;

- General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

The Company May Not Be Able to Obtain Adequate Financing to Continue Our Operations

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of the Shares.

Terms of Subsequent Financing, If Any, May Adversely Impact Your Investment

The Company may have to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Shares of Preferred Non-Voting Stock could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. The Company is permitted to issue preferred stock pursuant to the terms of our Company documents, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares of Preferred Non-Voting Stock. In addition, if the Company needs to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment. Shares of stock or notes which the Company sells could be sold into any market that develops, which could adversely affect the market price.

Our Employees, Executive Officers, Directors and Insider Shareholders Will Beneficially Own or Control a Substantial Portion of Our Outstanding Shares

Our employees, executive officers, directors and insider shareholders will beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for its Shares. The majority of our currently outstanding stock is beneficially owned and controlled by one investor, in an entity primarily owned and controlled by John Van Hierden. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or officers and the approval of actions for which the approval of our shareholders is required. If you

acquire the Shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Shares. The Company's principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for the Company's Shareholders to receive a premium for their Shares in the event that the Company merges with a third party or enters into different transactions which require Shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the Shares.

The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by the Company. If these Assumptions or Analyses Prove to Be Incorrect, the Company's Actual Operating Results May Be Materially Different from Its Forecasted Results

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business
- the Company's ability to manage its growth
- whether the Company can manage relationships with any key vendors and advertisers
- the timing and costs of new and existing marketing and promotional efforts
- competition
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

To Date, the Company Has Had Operating Losses and Does Not Expect to Be Initially Profitable for at Least the Foreseeable Future and Cannot Accurately Predict When It Might Become Profitable.

The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, The Company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. The Company's ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured.

The Company's Bank Accounts Will Not Be Fully Insured and Escrow Accounts in Which Investment Funds Will Be Held Pending Clearing by the Broker-Dealer May Not Be Insured in Part or in Full

When you apply to invest in the Company, the funds you tender will in some cases be kept in an escrow account with Tristate Capital Bank until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by the Company, funds held in the escrow account will be distributed to the Company, and the associated Shares will be issued at that time to the investors that purchased such Shares. The escrow account will be with a regulated financial institution and will have federal insurance covering portions of the deposit, but that may not be enough to cover the total amount of funds held in said account. While the funds you tendered are in an escrow account, if the company holding the funds should fail or otherwise terminate operations, the Company may not be able to recover all amounts deposited in these accounts. The Company's regular bank accounts, any escrow account and bank accounts that may be used to hold some investor funds while investors are going through the compliance process before a closing occurs, have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in the Company's account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company Has Significant Discretion Over the Net Proceeds of This Offering

The Company has significant discretion over the net proceeds of this offering. As is the case with any business, particularly one without a long-time proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

Additional Financing Will Be Necessary for the Implementation of the Company's Growth Strategy

Whether the Company is successful in selling the maximum number of Shares in this Offering or not, the Company will require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of the Shares of Preferred Non-Voting Stock subscribed for under this Offering.

Additional Financing Risks

This Offering may close with any amount once $10,000.00 is raised. Even if this Offering is successful, it will only provide a very small portion of the total amount that will be needed for the Company to execute its business plan. The capital provided by this offering will allow the Company to continue certain business activities, but if the Company is unable to raise substantial additional funding or generate profits needed to fulfill the business plan, investors could lose their entire investment.

The Company's Business Plan Is Speculative and an Investment in the Company's Shares Could Result in a Loss of Your Entire Investment

The Company's present business and anticipated business plan are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Shares is speculative, involves a high degree of risk and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. You should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Company Will Likely Undertake Additional Equity or Debt Financing That May Dilute the Shares in This Offering

The Company plans to undertake further equity and/or debt financing which may be dilutive to existing Shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders, including you, and also reducing the value of Shares subscribed for under this Offering.

The Company's Actual Results May Differ Materially from its Projections

Given the very early stage of the Company, it is extremely difficult to predict future results. Any projected or targeted financial performance and returns from the Company will only illustrate the business opportunity of the Company and potential outcomes if various assumptions are realized. However, no representation or warranty is made as to the correctness or accuracy of such assumptions or projections. While the Company's management considers those assumptions reasonable, actual results may differ greatly based on various factors and unknowns, many of which are out of the control of the Company and its management. As such, any such information should be considered illustrative, but not a prediction or guarantee of future performance. Prospective investors should not place undue reliance on such information or assume that any projected or targeted performance or return will be achieved or that the underlying assumptions will prove accurate.

The Company Has Made Assumptions in Its Projections and in Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Form C and Offering Statement may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C and Offering Statement, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. to the extent that the Form C and Offering Statement contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C and Offering Statement or in other reports issued by us or by third-party publishers.

Time-Based Bonus Share Risk

The Company is offering a 20% bonus in Shares of Preferred Non-Voting Stock to investors who apply to invest prior to 11:59 PM Eastern on December 31, 2025, and a 10% bonus in Shares of Preferred Non-Voting Stock to investors who apply to invest from January 1, 2026, through to 11:59 PM Eastern on January 15, 2026. Investors who apply to invest after that period will receive fewer shares for the same dollar investment, which may result in immediate dilution compared to early investors. There is no assurance that any future valuation or secondary market will reflect these differences, and investors may receive varying value based on timing.

Operational Risks Related to The Offering

Failure to Maintain, Protect and Enhance Our Brand Image and Reputation Could Materially Harm Our Business, Results of Operations and Your Investment

Our competitive position and long-term growth rely heavily on the strength of our brand image and the public's perception of our Company, products and services. If we do not successfully (i) preserve the quality and distinctive character of our products and services, (ii) extend the brand into new categories, channels, geographies and platforms, and (iii) respond swiftly to a rapidly evolving business environment, our sales and profitability could suffer. We will depend on advertising, consumer promotions, public-relations campaigns and product innovation to reinforce our brand. Heightened scrutiny of marketing practices—or changes in federal or state laws and rules—could restrict these efforts and reduce our ability to differentiate our products and services from competitors. The rise of social media amplifies both opportunity and risk: negative posts (whether accurate or not), security breaches, or failure to address online criticism promptly could damage our reputation in multiple markets at once. The resources required to protect, enhance and expand our brand are substantial and may continue to grow; yet even significant expenditures may prove ineffective. Any material erosion of brand equity would likely diminish consumer demand, impair our financial performance and adversely affect the value of your investment.

Inability to Build and Scale Brand Awareness May Adversely Affect Our Growth Prospects

Sustained growth depends on expanding overall awareness of our Company, its brand and its products and services. Achieving the necessary visibility will require ongoing investments in marketing, advertising, promotions and other brand-building initiatives, and we may have to increase such spending as competition intensifies. These investments might not generate the expected return, may take longer than anticipated to influence consumer behavior, or may fail altogether. If we cannot cost-effectively broaden recognition of our Company and brand, we may lose existing or prospective customers, experience reduced market share and revenue, and our business, financial condition and operating results could be materially and adversely affected.

The Company Is Dependent Upon Its Management, Founders, Key Personnel and Consultants to Execute the Business Plan, and Some of Them Will Have Concurrent Responsibilities at Other Companies

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers, as well as other key personnel and contractors. Some of the executive officers, key personnel contractors, advisors, consultants and others to whom the Company's ultimate success may be reliant upon have not signed contracts with the Company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, the Company Does Not Have Any Key Person Insurance Policies on Any Such People at the Time of This Offering

The Company is dependent upon management and on others order to conduct its operations and execute its business plan. However, the Company has not purchased and does not expect to carry key person insurance on the life of any member of management or others, and the loss of the services of the principals or management or certain key personnel through death, disability, incapacity or otherwise may have a material adverse effect on the Company's business and operations. Therefore, should any of these key personnel or management die or become disabled, the Company may not receive sufficient, or any, compensation that would assist with such person's absence. The loss of such person or persons could negatively affect the Company and its operations.

The Company May Be Unable to Manage Its Growth or Implement Its Expansion Strategy

The Company may not be able to expand the Company's markets or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

Successful implementation of the Company's business strategy requires the Company to manage its growth. Growth could place an increasing strain on its management and financial resources. to manage growth effectively, the Company will need to:

- Establish definitive business strategies, goals and objectives;
- Maintain a system of management controls; and
- Attract and retain qualified personnel, as well as develop, train and manage management-level and other employees.

If the Company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers and who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

The Company Currently Has Limited Marketing in Place

The Company currently has limited marketing for its brands and the Company. If the Company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, the Company may not be able to effectively market and generate revenues.

The Company's Future Financial Performance and Its Ability to Compete Effectively Will Depend, in Part, on the Company's Ability to Manage Any Future Growth Effectively

As the Company's operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The Company's future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. to that end, the Company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. The Company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing the Company.

The Company's Insurance Strategy May Not Be Adequate to Protect Us from All Business Risks.

The Company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which the Company may have no insurance coverage. The Company currently maintains liability insurance, including products liability insurance, but not automobile, life, health, property, or directors' and officers' insurance policies. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect the Company's financial condition and operating results.

The nature of the Company's business plan will expose the Company to potential liability for personal injuries. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters that may be uninsurable or not economical to insure, or may be insured subject to limitations such as large deductibles or co-payments. These policies may or may not be available at a reasonable cost, if at all, which could inhibit Company's ability to finance its business operations. In such instances, Company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The Company cannot assure investors that it will have adequate coverage or self-insurance for such losses. If the Company incurs a casualty loss that is not fully covered by insurance, the value of the Company may be reduced by the uninsured loss. In addition, the Company may not be able to fund any such uninsured losses. Any or all such matters could adversely affect the ability of the Company to successfully develop its business plan or its performance and may affect any potential returns to investors.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results

The Company expects to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company's results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing short term or long-term sales.

Our Marketing May in Some Instances Rely on Individuals, Social Media and Other Platforms and Other Matters Not Completely Within Our Control.

Our marketing, and in particular our social media content creation, will use third party social media platforms to engage with customers. In addition to company accounts and accounts associated with key employees, such as our founders and officers, we may utilize non-employee influencers to drive online traffic and to promote our brand. These relationships and agreements with non-employee influencers sometimes cannot be closely controlled. Any actions or any public statements or social media posts about us or our products by non-employees that are contrary to our values, are critical of our brand, or create public controversy could negatively affect consumer perception of our brand and adversely affect our business. Additionally, if non-employees cease publishing content supporting us on their social media platforms for any reason, our online presence may decrease, and our operating results may suffer.

Additionally, we will rely on third party social media platforms, such as Facebook, Instagram, YouTube, Google, and others, to generate new customers and to engage with existing customers. As existing social media platforms evolve and new platforms develop, we must continue to maintain a presence on current and emerging platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers may suffer. Moreover, social media and other online platforms often revise their algorithms and introduce new advertising products. If one of the platforms upon which we rely for customer engagement were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer customers clicking through to our websites or coming across our content, our business may suffer.

Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and operating results. An increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such content and increase the risk that such content could contain problematic product or marketing claims in violation of applicable regulations.

Social Media and Similar Online Devices May Affect Our Company and Brand.

Due to the marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons, the availability of information online is virtually immediate as is its impact. Many social media platforms immediately publish content from subscribers and participants, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Our founders may appear in unscripted and un-reviewed online publications, such as podcasts, over which we have little curation. All of these could affect public perception about the Company and the brand and affect the Company financially and, as a result, your investment. Ultimately, the risks associated with any such negative publicity or incorrect information posted online or otherwise, cannot be completely eliminated or mitigated and may harm our Company.

The Company Relies Upon Trade Secret Protection to Protect Its Intellectual Property. It May Be Difficult and Costly to Protect the Company's Proprietary Rights and the Company May Not Be Able to Ensure Their Protection. If the Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair the Company's Ability to Compete.

The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required.

The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights

could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

Computer, Website or Information System Breakdown Could Affect the Company's Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

A Data Security Breach Could Expose the Company to Liability and Protracted and Costly Litigation, and Could Adversely Affect the Company's Reputation and Operating Revenues

to the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Will Depend on Third-Party Providers for a Reliable Internet Infrastructure as Well as Other Aspects of the Company's Technology and Applications and the Failure of these Third Parties, or the Internet in General, for Any Reason Would Significantly Impair the Company's Ability to Conduct Its Business

The Company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly

identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Actual or Perceived Failure to Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Company's Employees May Engage in Misconduct or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

The Company's Operations Are and Will Be Subject to Certain Operating Hazards Which Could Result in Unexpected Costs or Product Recalls That Could Harm the Company's Business.

The Company's operations are subject to certain hazards and liability risks faced by all product manufacturers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging, or defective packaging and handling. Such occurrences may pose health risk to the consumer or risk to the integrity and safety of the packaging. These could result in unexpected costs to the Company and, in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as product liability claims.

Regulatory Risks Related to The Offering

Changes in Laws or Regulations Could Harm the Company's Performance.

Various federal and state laws, including labor laws, govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company Is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in Tax Laws, or Their Interpretation, and Unfavorable Resolution of Tax Contingencies Could Adversely Affect the Company's Tax Expense

The Company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. The Company's tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations.

Changes in Environmental and Other Regulations, Government Shutdowns or Failure to Comply with Existing Licensing, Trade or Other Regulations Could Have a Material Adverse Effect on the Company's Financial Condition.

Portions of the Company's business are regulated by federal, state and local laws and regulations regarding such matters as trade and pricing practices, advertising, promotion and marketing

practices, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company's operations and results could result in the loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the Company's business, financial condition and results of operations.

Governmental Regulation Costs May Affect the Company's Financial Results.

There are various local, state, and federal fire, health, life, safety, environmental, employment, discrimination and similar regulations that the Company or its business partners may be required to comply with in connection with its business plan, and that may subject the Company to liability in the form of fines or damages for noncompliance. Complying, or failure to comply, with these laws or regulations could increase the cost of operations. Further, new laws, regulations and policies, or changes in such laws, regulations, and policies, may occur in a manner that results in additional costs to the Company.

Macroeconomic And External Risks Related to The Offering

International Operations, Worldwide and Regional Economic Trends and Financial Market Conditions, Geopolitical Uncertainty, or Other Governmental Rules and Regulations

Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

- changes in political, economic, social, and labor conditions in U.S. and international locales;
- potential disruption from wars and military conflicts, including the Russia-Ukraine conflict, terrorism, civil unrest, kidnapping, and drug-related, workplace, or other types of violence;
- middle eastern vulnerability that is hard to predict;
- acts of terrorism;
- restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;
- import and export requirements and border accessibility;
- protectionist trade policies, sanctions, and tariffs;
- foreign currency exchange rate fluctuations, which may reduce the U.S. dollar value of net sales, earnings, and cash flows from non-U.S. markets or increase our supply chain costs, as measured in U.S. dollars, in those markets;
- a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights, and liability issues; and
- inadequate levels of compliance with applicable domestic and foreign anti-bribery and anti-corruption laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown or recession, instability in the banking sector, and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or continuing high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes, or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

The Company's Operating Results and Cash Flow May Be Adversely Affected by Unfavorable Economic, Financial and Societal Market Conditions

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company's performance and operating results in a variety of ways, including: (a) prices for products and services may rise faster than current estimates, including increases resulting from currency fluctuations; (b) the Company's key suppliers, vendors and/or partners may not be able to fund their capital requirements, resulting in disruption to the Company; (c) the credit risks of the Company's key suppliers, vendors and/or partners may increase; (d) the impact of currency fluctuations on amounts owed to the Company that may pay in foreign currencies; (e) the Company's credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs.

Inflation, Recession, Higher Interest Rates or Deflation Could Adversely Affect Our Business and Financial Results

Inflation and higher interest rates can adversely affect us by increasing costs of materials and labor and by reducing consumer spending. A recession, which some report the United States is already in, could affect consumer demand for our products, and spending on consumer products in general, as well as have negative impacts on our business. Also, deflation could cause an overall decrease in spending and borrowing capacity, which could lead to deterioration in economic conditions and employment levels. Deflation could also cause the value of our inventory and our business to decline. These, or other factors related to the U.S. and world economy could have a negative impact on our business or financial results.

Changes in the Economy Could Have a Detrimental Impact on the Company

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company

and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Outbreaks of Communicable Infections or Diseases, Pandemics, or Other Widespread Public Health Crises in the Markets in Which Our Consumers or Employees Live and/or in Which We or Our Distributors, Retailers, and Suppliers Operate

The global COVID-19 pandemic and government measures taken in response to it adversely impacted many businesses, results of operations, capital spending, business planning, and financial condition, and may continue to do so depending on uncertain future developments. Global health concerns relating to the COVID-19 outbreak impacted the economic environment, and the outbreak significantly increased economic uncertainty. The outbreak resulted in governments and others implementing measures to try to contain the virus, such as travel restrictions, social distancing, mandatory vaccinations, restrictions on employing or otherwise interacting with individuals who chose to not receive vaccinations and restrictions on business operations which have impacted consumers and businesses. These measures adversely impacted many businesses and may further impact the workforce and operations and the operations of our business partners, customers, stakeholders, and suppliers. While these measures have either eased or been lifted in most countries, another resurgence of the COVID-19 virus or another communicable illness could cause those measures to be reinstated or other even more restrictive measures to be implemented. The extent to which current health measures are removed, or new measures are put in place will depend on how the COVID-19 virus and other infectious diseases evolve, as well as the progress of the local and global roll-out and acceptance of vaccines or other measures aimed at preventing the spread of disease. Another widespread health crisis or the reemergence of severe COVID-19 pandemic conditions could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow or raise money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, results of operations and your investment.

<u>**Risks Related to The Offering and Ownership of Stock in The Company**</u>

The Company's Management and Affiliates May Have Conflicts of Interest

Principals and management of the Company are also involved in other projects and businesses that do not involve the Company. All of the foregoing could lead the Company's principals and management to devote time and resources to other projects. Although it would not be their intention, this devotion of time and resources to other projects could be to the detriment of the Company. Investors will have no interest in any business ventures or projects involving the Company's principals or management except for the investor's interest in the Company.

Some officers, directors and employees of the Company are yet to be determined, but they may be affiliated with the principals of the Company and also be involved in other projects that the principals and/or management of the Company are involved in and thus have the same conflicts as described above. It is also possible that certain personnel will be employed by members of

affiliated businesses but perform services for the Company, in which case the Company may pay members of members of affiliated businesses compensation for these services. Principals and management of the Company, or of affiliated companies may also provide certain other services or incur costs on behalf of the Company for which they may be compensated or reimbursed. The Company's board and management will have substantial discretion to determine these arrangements and appropriate amounts of compensation.

In addition, the Company may utilize other consultants, vendors, persons or entities that could be related parties, or Company shareholders. Some of these may have outside interests that compete with the Company or otherwise may be involved in other matters that may create conflicts of interest.

The Shares Are Offered on a "Best Efforts" Basis and the Company May Not Raise the Maximum Amount Being Offered

Since the Company is offering the Shares on a "best efforts" basis after the Target Offering Amount is raised, there is no assurance that the Company will sell enough Shares to meet its capital needs. If you purchase Shares in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C and Offering Statement or to meet the Company's working capital needs.

If the Maximum Offering Is Not Raised, It May Increase the Amount of Long-Term Debt or the Amount of Additional Equity It Needs to Raise

There is no assurance that the maximum number of Shares in this offering will be sold. Regardless of whether the maximum amount is sold, the Company will need to incur additional debt or raise additional equity in order to finance the Company's operations. Increasing the amount of debt will increase the Company's debt service obligations and make less cash available for distribution to the Company's Shareholders. Increasing the amount of additional equity that the Company will have to seek in the future will further dilute those investors participating in this Offering.

Investor Funds Will Not Accrue Interest While in the Escrow Account Prior to Closing

All funds delivered in connection with subscriptions for the Shares will be held in a non-interest-bearing escrow account until a closing of the Offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Dividends in the Past and Is Uncertain If It Will Be Able to Pay Dividends in the Foreseeable Future, So Any Return on Investment May Be Limited to the Value of the Shares

Please note that the Company has never paid dividends on its Shares and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on the Company's Shares will depend on earnings, financial condition and other business and economic factors affecting it

at such time that management may consider relevant. If the Company does not pay dividends, its Shares may be less valuable because a return on your investment will only occur if its stock price appreciates. Consequently, investors must rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase the Company's Shares. It is possible that the Company may never reach a financial position where it can or will issue dividends.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and Offering Statement and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

You Should Be Aware of the Long-Term Nature of This Investment

There is not now, and likely will not be in the near future, a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

You Will Have Limited Influence on the Management of the Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors or employees of the Company. You will have a little ability to take part in the management of the Company as a minority Shareholder and will not be represented on any management board of the Company. Accordingly, no person should purchase the Shares unless he or she is willing to entrust all aspects of management to the Company.

The Shares in This Offering Have No Protective Provisions

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction involving the Company.

Investing in This Offering Using a Credit Card Has Several Risks

Should you choose to invest in this offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

The Shares Being Offered Have No Voting Rights

The Shares being offered in this Form C and Offering Statement have no voting rights. Control of the Company and nearly all management decisions affecting the Company will be exercised only by those holding shares of voting Common Stock, which are not being offered herein. As a result, all matters submitted to Shareholders will be decided by the vote of holders of voting Common Stock. This concentrated control eliminates other Shareholders' ability to influence corporate matters, and, as a result, the Company may take actions that its Shareholders do not view as beneficial. Because the securities being sold in this offering, Shares of Preferred Non-Voting Stock, have no voting rights, if you invest, you should not expect to be able to influence any decisions by management of the Company through voting on Company matters.

The Shares of Preferred Non-Voting Stock Being Offered Are Subject to a Drag-Along Right

The Shares of Preferred Non-Voting Stock being offered in this Form C and Offering Statement are subject to a drag-along right. Please review this Form C and Offering Statement and the Amended and Restated Bylaws for a full description of the drag-along rights.

Limitation on Director, Officer and Other's Liability

The Company's Amended and Restated Bylaws provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its Shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

The Securities Being Offered Have No Liquidity

The Securities being offered are restricted and have no liquidity and transferability will be strictly limited by the Company's Amended and Restated Bylaws and Certificate of Incorporation, or any

revisions to said documents, as well as by securities law. The Securities have not been registered with the U.S. Securities and Exchange Commission under the Securities Act, or with any other governmental body under the laws of any state, and cannot be sold or otherwise transferred except in accordance with the terms of the Company's Amended and Restated Bylaws and Certificate of Incorporation or any revisions to said documents unless they are subsequently registered under applicable law (which the Company is not obligated, and has no current intention, to do) or if an exemption from registration is available. The Company is not committed to, and has no plans with respect to, any future liquidity event or timeframe. As such and until that changes any financial returns would be expected to come through distributions. However, distributions by the Company are not expected until the Company is generating sufficient excess cash, which is expected to take at least several years. Investors cannot be assured of receiving any amount of income from their investment in the Securities. Therefore, the Securities should be purchased only as long-term, speculative investment by investors capable of holding them for an indefinite period of time, who do not have the need for any income from the investment and who are able to withstand a loss of their entire investment.

There is No Public Trading Market for the Company's Shares

At present, there is no active trading market for the Company's securities, and the Company does not have plans at this time to file the documents and seek approval required to establish a trading market for the Shares being sold in this Offering. The Company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have the Company's securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA") of which there is no assurance, before active trading of the Company's securities could commence. If the Company's securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Shares and the Company's securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' Shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that the Shares could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied.

Sales of the Company's Shares by Insiders Under Rule 144 or Otherwise Could Reduce the Price of the Shares, if a Trading Market Should Develop

Certain officers, directors and/or other insiders may hold Shares in the Company and may be able to sell their Stock in a trading market if one should develop. The availability for sale of substantial amounts of Stock by officers, directors and/or other insiders could reduce prevailing market prices for the Company's securities in any trading market that may develop.

Should the Company's Securities Become Quoted on a Public Market, Sales of a Substantial Number of Shares of the Type of Shares Being Sold in This Offering May Cause the Price of the Company's Shares to Decline

Should a market develop, and the Company's Shareholders sell, substantial amounts of the Company's Shares in the public market, Shares sold may cause the price to decrease below the current value of the Shares. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate.

Because the Company Does Not Have an Audit or Compensation Committee, Shareholders Will Have to Rely on Management to Perform These Functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Offering Price for the Shares of Preferred Non-Voting Stock Being Sold in This Offering Has Been Determined by the Company

The price at which the Shares are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Shares was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares.

The Exclusive Forum Provision in the Subscription Agreement May Have the Effect of Limiting an Investor's Ability to Bring Legal Action Against the Company and Could Limit an Investor's Ability to Obtain a Favorable Judicial Forum for Disputes.

The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of Delaware other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You Will Need to Keep Records of Your Investment for Tax Purposes.

As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation Crowdfunding securities for their customers and are not set up to hold such securities) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Risks Related to the Nighttime Relief Industry and Our Product

Our Products Are Subject to Extensive Regulation, And Changes in Regulatory Requirements Could Adversely Affect Our Business.

We operate in a highly regulated environment, and our products must comply with applicable U.S. Food and Drug Administration ("FDA") requirements, including the OTC Drug Review and monograph requirements, Drug Facts labeling rules, active ingredient limitations, manufacturing and quality regulations, and adverse-event reporting. Future rulemaking, guidance, reclassification decisions, or enforcement actions could require costly reformulation, relabeling, re-testing, or even removal of our products from the market.

If Our Products Are Determined to Fall Outside Applicable OTC Monograph Conditions or to Be Misbranded, We Could Be Required to Cease Sales.

If FDA or other authorities determine that our product formulation, dosage, claims, or labeling deviate from monograph conditions or are otherwise unapproved or misbranded, we could be subject to injunctions, recalls, civil or criminal penalties, and reputational harm.

We May Be Unable to Substantiate Our Product Claims to the Satisfaction of Regulators, Competitors, or Private Litigants.

We make claims related to nighttime allergy relief and improved rest. Advertising and labeling claims must be truthful, not misleading, and supported by competent and reliable scientific evidence. The FDA, Federal Trade Commission ("FTC"), competitors, private plaintiffs or others may challenge our claims, which could result in litigation, corrective advertising, or product changes.

We Rely on Third-Party Manufacturers and Suppliers, and Disruptions Could Materially Impact Our Business.

Our ability to manufacture and distribute products depends on third-party contract manufacturers, packaging providers, logistics companies, and raw-material suppliers. Disruptions due to quality failures, capacity constraints, supply shortages, transportation delays, geopolitical events, or natural disasters may cause product shortages, lost retail shelf space, penalties from retailers, and reduced revenue. Any failure to maintain adequate quality control could result in recalls and

liability exposure. As an OTC drug manufacturer, we are subject to current Good Manufacturing Practices. Failure by us or our partners to meet these standards could result in recalls, warning letters, import holds, consent decrees, significant remediation costs, or loss of consumer confidence.

Undesirable Side Effects, Misuse, or Product Interactions Could Harm Consumers and Our Reputation.

Nighttime allergy products like ours may cause drowsiness, next-day impairment, and interactions with alcohol or other central nervous system depressants. Misuse or unapproved use, particularly by minors or sensitive populations, could result in adverse events. Actual or perceived safety concerns could lead to litigation, regulatory scrutiny, adverse publicity, and reduced demand.

The Use of Doxylamine Succinate in Our Products Involves Risks That Could Lead to Lawsuits or Other Problems That May Affect Your Investment.

While we believe the low dose of doxylamine succinate in our product minimizes the possible side-effects or adverse effects that may occur in users, any substance ingested by human beings can cause problems depending on the user's tolerance, allergies, and other factors. If any side-effects or adverse effects are caused by ingesting our product as a result of any ingredient, we could be subject to lawsuits or claims for products liability, personal injury, wrongful death and other claims that could lead to damages. While we carry insurance to cover certain claims and lawsuits, there is no guarantee that insurance will cover any and all claims or lawsuits against us and such claims or lawsuits could have a significant financial effect on the company, and therefor on your investment. In addition, the time spent by management and others dealing with such claims or lawsuits may take away from other activities and affect the company and/or your investment. For example, the following are some of the issues that could be caused by doxylamine succinate alone in our products:

- Doxylamine succinate is a first-generation antihistamine that produces sedation. Consumers may experience residual drowsiness or slowed reaction time the following day. Such impairment may contribute to household or driving accidents and could expose the Company to liability claims or reputational risks, including those if warnings are disregarded or deemed inadequate.
- Using doxylamine succinate with alcohol, benzodiazepines, opioids, cannabis, or other CNS depressants may cause excessive sedation, confusion, or respiratory compromise. Despite our warnings, consumers may misuse or combine our products with other substances, leading to adverse events that trigger liability claims, recall activity, reputational risks and/or regulator attention.
- At excessive doses, doxylamine succinate may cause anticholinergic toxicity, hallucinations, seizures, or cardiac effects. Intentional or accidental overdoses— particularly among adolescents or vulnerable adults—may require emergency treatment and could prompt liability claims, recall activity, reputational risks and/or regulator attention.

- The use of doxylamine succinate in children may cause paradoxical excitation rather than sedation, while its use in the elderly may cause heightened risks of confusion, urinary retention, or falls. Adverse outcomes in these populations could result in expanded warning requirements, restriction of marketing claims, liability claims, recall activity, reputational risks and/or other regulator attention.
- Although doxylamine succinate is not classified as habit-forming, repeated nightly use may create psychological reliance or tolerance perceptions. Negative publicity about chronic OTC sleep-aid use could reduce consumer trust and sales.
- Our products containing doxylamine succinate are marketed under the relevant FDA OTC drug monograph. The FDA may revise allowable doses, indications, or labeling through administrative orders. Any such change could necessitate reformulation, relabeling, or discontinuation of existing products. For example, regulators and competitors may challenge the substantiation of claims regarding improved quality of nighttime relief or non-habit-forming characteristics. Failure to support these claims with adequate scientific evidence could lead to warning letters, corrective advertising, or consumer class actions.
- Additionally, the FDA may determine that sedation or interaction warnings require greater visibility or standardized icons. Inadequate label comprehension among consumers could form the basis of deceptive-marketing or failure-to-warn allegations. Reports of misuse, overdose, or social-media "challenges" involving doxylamine-containing products could prompt heightened regulatory oversight, retailer concern, and consumer avoidance, adversely affecting demand.
- Research may lead to renewed scrutiny of antihistamines such as doxylamine succinate and if regulators issue new advisories or labeling guidance, we could face compliance costs or reduced sales.
- We must monitor, investigate, and report adverse events associated with Doxylamine Succinate. A surge in reports—particularly involving severe sedation or toxicity—could result in FDA inspection, market action, or voluntary recalls, each of which could materially harm our operations.
- Plaintiffs may allege that we failed to warn adequately about next-day drowsiness, drug interactions, or pediatric risks. Even unfounded claims can be costly to defend and may damage brand reputation.

We Now Face and Will Continue to Face Competition from Other Consumer Packaged Goods and Pharmaceutical Companies, Which May Threaten the Demand for and Pricing of Our Products.

Our products compete against store brand, generic, and branded health and wellness products. If we are unable to compete successfully, our business may lose customers or face negative pricing pressures. Some of our competitors may try to prevent or discourage the use of our products through various measures, including introduction of new products, legislative initiatives, changing dosage forms or dosing regimens, regulatory processes, filing new patents or patent extensions, lawsuits, citizens' petitions, and attempts to generate negative publicity prior to our introduction of a new competitive product. Moreover, other companies may produce the same or similar products as us, sometimes sold at dramatically lower margins in order to gain market share. Other companies may also introduce new products or delivery techniques that make our current products less desirable. Our competitors may be able to adapt more quickly to changes in customer

requirements or develop products comparable or superior to those offered by us at more competitive prices. Competition in the markets in which we operate may also be impacted by changes in regulations and government pricing programs that may give certain competitors an advantage.

If We Don't Continue to Develop, Manufacture, and Market Innovative Products, Introduce New Line Extensions, and Expand into Adjacent Categories that Meet Customer Demands, Our Net Sales May Be Negatively Impacted and We May Lose Market Share.

The growth of our business will be due in large part to our ability to develop, manufacture, and market products that meet customer requirements for quality, safety, efficacy, and cost-effectiveness. Margins for existing products tend to decline over time due to aging product life cycles, changes in consumer preferences, pricing pressure from customers, and increased competition. Accordingly, our business model may be forced to rely on the introduction of innovative products and new product categories. If we do not continue to develop, manufacture, and market new products, or if we fail to stay current with the latest manufacturing information, and packaging technology, we could lose market share, and our net sales may be negatively affected.

The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly, and subject to a high degree of business risk. Necessary regulatory approvals may not be obtained in a timely manner, if at all. Even if we are successful in developing a product, failure to launch the products successfully, or delays in manufacturing products, could adversely affect our operating results. In addition, regulatory agencies may impose higher standards or additional requirements, as a condition to clearing new products, such as requiring more supporting data and clinical data than previously required, which could negatively impact our net sales.

We Operate in Highly Regulated Industries, and Any Inability to Timely Meet Current or Future Regulatory Requirements Could Have a Material Adverse Effect on Our Business and Operating Results.

We operate in a highly regulated industry and are subject to the regulations of a variety of U.S. (and possibly non-U.S. agencies) related to the manufacturing, processing, formulation, packaging, labeling, testing, storing, distribution, import, export, advertising, and sale (including cost, pricing and reimbursement) of our products. Changes in laws, regulations, and practices in the countries in which we operate, including changes in interpretation of existing regulations (which may have retroactive effect), may be difficult or expensive for us to comply with, could restrict or delay our ability to manufacture, distribute, sell or market our products, and may adversely affect our revenue, operating results, and financial condition or impose significant administrative burdens. Moreover, changes in the interpretation of existing regulations or practices by such regulators could result in changes in the legal requirements affecting us (including with retroactive effect).

Unfavorable Publicity or Consumer Perception of the Safety, Quality, and Efficacy of Our Products Could Have a Material Adverse Effect on Our Business.

We are dependent upon consumers' perception of the safety, quality, and efficacy of our products. Negative consumer perception may arise from media reports, social media posts, product liability claims, regulatory investigations, or recalls affecting our products or our industry, any of which may reduce demand or could damage our reputation and adversely affect our business.

- Our products involve risks such as product contamination, spoilage, mislabeling, and tampering that could require us to recall one or more of our products or could result in death or injury to consumers. Serious product quality concerns could also result in product liability lawsuits or governmental actions against us that, among other things, could result in additional costs, the suspension of production or distribution of our products, product seizures, loss of certain licenses, delays in the issuance of governmental approvals for new products, or other governmental penalties.
- We cannot guarantee that counterfeiting, imitation or other tampering with our products will not occur or that we will be able to detect and resolve it, which could lead to death or injury of consumers and negatively impact our reputation.
- Our financial success is dependent on positive brand recognition, which results in part from investments in marketing over a period of years. The success of our brands may suffer if we do not continue to invest in marketing, or if our marketing plans or product initiatives are unsuccessful. In addition, an issue with one of our products could negatively affect the reputation of other products, potentially hurting our financial results.
- Negative social media posts or comments about us, store brands or generic pharmaceuticals, or our products could damage our reputation and adversely affect our business. Negative posts or comments about our products could result in increased pharmacovigilance reporting requirements, which may give rise to liability if we fail to fully comply with such requirements.

Lack of Availability, or Significant Increases in the Cost, of Raw Materials Used in Manufacturing Our Products Could Have a Material Adverse Effect on Our Profit Margins and Operating Results.

We rely on third parties to source many of our raw materials and to manufacture the products that we distribute. Certain raw materials may experience rapid cost increases due to increased labor, relevant commodities, energy costs and other inflationary pressures, and this may have a material negative impact on our financial results, whether or not we are able to pass on such increases to our customers. We may maintain several single-source supplier relationships, either because alternative sources are not available or because the relationship is advantageous due to regulatory, performance, quality, support, or price considerations. Unavailability or delivery delays of single-source components or products could adversely affect our ability to ship the related product in a timely manner, a particularly severe effect for higher volume or more profitable products. It can take substantial time and investment to qualify an alternative supplier or material sources and establish reliable supply.

Discovery of previously unknown problems with raw materials, product manufacturing processes, or new data suggesting an unacceptable safety risk, could result in a voluntary or mandatory withdrawal of the contaminated product from the marketplace, either temporarily or permanently.

Any future recall or removal would result in additional costs and lost revenue, harm our reputation, and may give rise to product liability litigation. Changes in regulation could impact the supply of certain raw materials used in our products which could have a material adverse effect on our business, results of operations, financial condition, and cash flow.

A Disruption of Our Manufacturing Could Have a Material Adverse Effect on Our Business, Financial Position, and Results of Operations.

Our manufacturing operations are concentrated. A significant disruption at a manufacturing or distribution facility, whether due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, or pandemic could materially and adversely affect our business.

THE RISK FACTORS LISTED HEREIN REFLECT MANY, BUT NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE COMPANY'S SECURITIES. EACH INVESTOR MUST MAKE HIS OR HER OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT AND SHOULD READ THE ENTIRE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AND ALL ATTACHMEMTS AND EXHIBITS BEFORE INVESTING.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE. IN ALL INSTANCES, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR INVESTMENT ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

<u>Ownership and Capital Structure; Rights of the Securities</u>

<u>Ownership</u>

At present, 100% of the beneficial ownership of the Company's voting securities lies with

Canadian Enterprises BV, which in turn is 100% owned by JVH Family Holdings Ltd., which in turn is 100% owned by John Van Hierden.

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing all officers, directors and any holders of 20% or more of the Common voting securities and the Preferred non-voting securities. The table also shows the Shares offered in this Regulation Crowdfunding ("Reg CF") Offering if all of the Shares are sold in the Offering after 11:59 PM Eastern on December 31, 2025.

Sambrosa Care, Inc. Cap Table 12.05.25 - $1M Regulation Crowdfunding Offering						
Name	Common Voting Shares		Preferred Non-Voting Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Canadian Enterprises BV	1,000	100.0%	6,999,000	96.8%	7,000,000	96.8%
Other Shareholders	0	0.0%	30,000	0.4%	30,000	0.4%
Reg CF Investors	0	0.0%	200,000	2.8%	200,000	2.8%
TOTAL	1,000	100.0%	7,229,000	100.0%	7,230,000	100.0%

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing all officers, directors and any holders of 20% or more of the Common voting securities and the Preferred non-voting securities. The table also shows the Shares offered in this Regulation Crowdfunding ("Reg CF") Offering if all of the Shares are sold in the Offering prior to 11:59 PM Eastern on December 31, 2025.

Sambrosa Care, Inc. Cap Table 12.05.25 - $1M Regulation Crowdfunding Offering (if all sold in first 7 days of the offering)						
Name	Common Voting Shares		Preferred Non-Voting Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Canadian Enterprises BV	1,000	100.0%	6,999,000	96.3%	7,000,000	96.3%
Other Shareholders	0	0.0%	30,000	0.4%	30,000	0.4%
Reg CF Investors	0	0.0%	200,000	500.0%	200,000	2.8%
Reg CF Investors (Bonus Shares)	0	0.0%	40,000	0.6%	40,000	0.6%
TOTAL	1,000	100.0%	7,269,000	100.0%	7,270,000	100.0%

The Company anticipates implementing an Equity Incentive Plan (EIP) and a pool of shares/options for shares that would allow the Company to grant shares to employees, executives, directors, consultants and others in order to provide additional compensation, to attract new talent to the Company and for other purposes. The EIP has not been implemented yet, but plans are in place to implement it within the next 90 days. The Company will allocate no more than 500,000 shares of Preferred Non-Voting Stock to the plan, when it is implemented. For purposes of transparency and for potential investors in this Offering to be aware of the potential dilution from such a plan, the following tables are provided. The first table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing all officers, directors and any holders of 20% or more of the Common voting securities and the Preferred non-voting securities. The table also shows the Shares offered in this Regulation Crowdfunding ("Reg CF") Offering if all of the Shares are sold in the Offering after 11:59 PM

Eastern on December 31, 2025, and the EIP with 500,000 shares set aside.

Sambrosa Care, Inc. Cap Table 12.05.25 - $1M Regulation Crowdfunding Offering With Proposed EIP						
Name	Common Voting Shares		Preferred Non-Voting Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Canadian Enterprises BV	1,000	100.0%	6,999,000	90.6%	7,000,000	90.6%
Other Shareholders	0	0.0%	30,000	0.4%	30,000	0.4%
Reg CF Investors	0	0.0%	200,000	2.6%	200,000	2.6%
Proposed Equity Incentive Pool	0	0.0%	500,000	6.5%	500,000	6.5%
TOTAL	1,000	100.0%	7,729,000	100.0%	7,730,000	100.0%

The next table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing all officers, directors and any holders of 20% or more of the Common voting securities and the Preferred non-voting securities. The table also shows the Shares offered in this Regulation Crowdfunding ("Reg CF") Offering if all of the Shares are sold in the Offering prior to 11:59 PM Eastern on December 31, 2025, and the EIP with 500,000 shares set aside.

Sambrosa Care, Inc. Cap Table 12.05.25 - $1M Regulation Crowdfunding Offering With EIP						
Name	Common Voting Shares		Preferred Non-Voting Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Canadian Enterprises BV	1,000	100.0%	6,999,000	90.1%	7,000,000	90.1%
Other Shareholders	0	0.0%	30,000	0.4%	30,000	0.4%
Reg CF Investors	0	0.0%	200,000	2.6%	200,000	2.6%
Reg CF Investors (Bonus Shares)	0	0.0%	40,000	8.0%	40,000	0.5%
Proposed Equity Incentive Pool	0	0.0%	500,000	6.4%	500,000	6.4%
TOTAL	1,000	100.0%	7,769,000	100.0%	7,770,000	100.0%

There are 20,000,000 shares of all classes of stock authorized at present in Sambrosa Care, Inc., divided into two classes: Common Stock (1,000 authorized shares at $0.00001 par value) and Preferred (Non-Voting) Stock (19,999,000 authorized shares at $0.00001 par value).

The only Shares being offered in this Offering are Preferred Non-Voting Stock.

The Company has authorized the sale of up to 200,000 Preferred Non-Voting Shares for this Regulation Crowdfunding offering (240,000 Preferred Non-Voting Shares if all sold prior to 11:59 PM Eastern on December 31, 2025). No Common Stock is being offered in this Regulation Crowdfunding offering. For a detailed description of the rights of each class of shares, please review the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws at Exhibit G.

In some cases, as a part of the equity set out above, certain individuals and entities may have been granted or will be granted the Company's securities, some of which may contain various

conversion clauses, vesting schedules and forfeit provisions. Some may be based upon continued employment or continued provision of services, for example, and some may not vest until certain future occurrences such as a liquidity event happens. If any investor has more specific questions related to these issues, please review the exhibits to this Form C and Offering Statement, and inquire of Company's management.

The Company's Securities

Sambrosa Care, Inc. has authorized 200,000 Preferred Non-Voting Shares for this offering (240,000 Preferred Non-Voting Shares if all sold prior to 11:59 PM Eastern on December 31, 2025). These shares do not have voting rights, other than those reserved by Delaware law.

The Company was originally capitalized with 1,000 Shares of Common Stock. The Company underwent a 7,000:1 stock split and added a Preferred Non-Voting Class. The Company then authorized 13,000,000 additional shares leaving the number of the Company's presently authorized shares as set out above.

Unless otherwise provided by resolution of the Board of Directors, the shares of stock of the Company will not be represented by certificates but rather will be kept in book entry form.

Details of the rights of each class of stock may be reviewed in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws which are attached to this Form C and Offering Statement as part of Exhibit G. A summary of the general rights of each class is as follows:

Preferred Stock (Non-Voting) (the Shares being sold in this Offering)

No Voting Rights. Except as otherwise expressly provided in the Amended and Restated Certificate of Incorporation or Amended and Restated Certificate Bylaws or as required by applicable law, Shares of Preferred Stock shall have no voting rights, except as otherwise required by law. In the rare instances where holders of Preferred Stock are entitled to vote on any matter, they shall be entitled to one vote for each share of Preferred Stock held.

Liquidation Preference. In the event of a merger or acquisition, and initial public offering, or any other liquidity event, holders of Preferred Stock who purchased their shares (as opposed to those who are granted shares, or those who received shares in exchange for work or services or otherwise) shall have a liquidation preference by which those shareholders shall be entitled to payment of their original purchase price for each Preferred Share they paid for, before any other Common or Preferred shareholder receives any payment or compensation from the liquidity event.

Conversion Rights. Should a merger, acquisition, initial public offering, or other event occur that in the Company's Board of Directors' judgment necessitates a conversion of all corporate stock into one class, for voting purposes or otherwise, the Board of Directors has the absolute and unfettered right to convert all shares of Preferred Stock into Common Stock at that time by majority vote.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any Preferred Stock that may be issued or outstanding, the holders of all series of stock (including Common and Preferred Stock) shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions other than authorized repurchases of outstanding stock, unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of stock, voting as separate series.

Right of First Refusal. In general, holders of Common or Preferred stock of the Company may not shall sell, assign, pledge, or in any manner transfer any of the shares of stock of the Company or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in the Amended and Restated Bylaw relating to a Right of First Refusal.

The Right of First Refusal does not apply to the original issuance of securities of the Company purchased by investors under a Regulation Crowdfunding offering of securities by the Company during such securities offerings.

If a shareholder desires to sell or otherwise transfer any of his or her shares of Common or Preferred Stock, then the Common or Preferred holder shall first give written notice thereof to the Company. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. For thirty (30) days following receipt of such notice, the Company shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that the Company shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Company elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring Common or Preferred holder of its election and settlement for said shares shall be made as provided for in the Amended and Restated Bylaws.

The Right of First Refusal terminates on the earlier of the following dates: (a) the date that any restricted securities of the Company issued under a Regulation D exemption are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or (b) the date that any restricted securities of the corporation issued under a Regulation CF exemption are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such Restricted Securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or (c) the date that any securities of the Company, other than restricted securities, are first offered to the public pursuant to a registration statement filed with and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

Please read and thoroughly review the Right of First Refusal provisions of the Amended and

Restated Bylaws, attached as Exhibit G.

Drag-Along Right. The Preferred Non-Voting Shares being sold in this offering are subject to a drag-along right. Please review the Amended and Restated Bylaws (Exhibit G) for a full description of the drag-along rights. In summary, if a bona fide written offer to acquire the Company is made by a third party and the requisite Common shareholders wish to accept the offer and the offer is approved by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Company's capital stock entitled to vote and the Board approves, the Common shareholders will have the right to require the other shareholders to sell their shares of stock (including the Preferred Non-Voting Stock you are being offered in this offering) at the same price per share and upon the same terms and conditions as set forth in the offer.

Please read and thoroughly review the Drag Along Rights provisions of the Amended and Restated Bylaws, attached as Exhibit G.

<u>Common Stock (Voting) (not being sold in this Offering)</u>

Voting Rights. Holders of the Company's Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of shareholders; and except as required by Delaware law or otherwise specified in the Company's charter or bylaws.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any other stock that may be issued or outstanding, the holders of all series of stock (including Common and Preferred Stock) shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions other than authorized repurchases of outstanding stock, unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of stock, voting as separate series.

Right of First Refusal. In general, holders of Common or Preferred stock of the Company may not shall sell, assign, pledge, or in any manner transfer any of the shares of stock of the Company or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in the Amended and Restated Bylaw relating to a Right of First Refusal.

The Right of First Refusal does not apply to the original issuance of securities of the Company purchased by investors under a Regulation Crowdfunding offering of securities by the Company during such securities offerings.

If a shareholder desires to sell or otherwise transfer any of his or her shares of Common or Preferred Stock, then the Common or Preferred holder shall first give written notice thereof to the Company. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. For thirty (30) days following receipt of such notice, the Company shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that the Company shall have the option to purchase a lesser portion of the

shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Company elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring Common or Preferred holder of its election and settlement for said shares shall be made as provided for in the Amended and Restated Bylaws.

The Right of First Refusal terminates on the earlier of the following dates: (a) the date that any restricted securities of the Company issued under a Regulation D exemption are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or (b) the date that any restricted securities of the corporation issued under a Regulation CF exemption are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such Restricted Securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or (c) the date that any securities of the Company, other than restricted securities, are first offered to the public pursuant to a registration statement filed with and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

Please read and thoroughly review the Right of First Refusal provisions of the Amended and Restated Bylaws, attached as Exhibit G.

Voting and Management Rights

There are no voting rights associated with Preferred Non-Voting Shares being offered, other than those reserved by Delaware law. All management decisions will lie with the Company's management and the shareholders.

What It Means to Be a Minority Shareholder

As a minority holder of the Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering will have virtually no voting rights and may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution and should expect dilution to occur. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital

round, angel investment, employees or others exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible shares or warrants) into shares.

If the Company decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

Transferability of Securities

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

This is the first offering of securities of the Company, other than securities for founders and others who provided services to the Company.

Financial Condition and Results of Operations

Financial Condition

Investors should read the following discussion of our financial condition and operating results together with the financial statements and related notes at the end of this Form C and Offering Statement. The discussion includes forward-looking statements that reflect current expectations but involve risks and uncertainties; actual results and the timing of events may differ materially for the reasons described under "Risk Factors" and elsewhere herein.

Except for statements of historical fact, the information in this Form C and Offering Statement and its exhibits addresses activities, events, or developments the Company and its management expect or plan for the future. These forward-looking statements—covering matters such as investment objectives, business strategy, projected capital expenditures, competitive strengths, goals, and prospects—are based on assumptions and analyses drawn from management's experience, historical trends, prevailing conditions, and anticipated developments. Whether actual results conform to these expectations depends on numerous factors beyond the Company's control, including general economic, market, or business conditions; changes in laws or regulations; fluctuations in oil and gas prices; and other risks discussed under "Risk Factors." Accordingly, all forward-looking statements in this Form C and Offering Statement and its exhibits are qualified

by these cautionary statements, and no assurance can be given that Sambrosa Care, Inc. will achieve the results anticipated by management.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:

The Company is already generating revenue. The funds being raised will be used to supplement the revenues generated to sustain and attempt to grow the Company. If the securities offering is successful, and if the founder continues to be available to assist with funding needs, the Company will be able to operate for an extensive period of time. However, more funding rounds will likely be undertaken, and debt will also likely be incurred to fulfill the Company's business plan.

Foreseeable major expenses based on projections:

The Company anticipates significant costs related to upcoming large-scale advertising initiatives. These campaigns will be executed across multiple media channels - including digital platforms and social media - in order to expand brand visibility and support market growth. As a result, substantial expenditures are expected for media purchasing, creative development, campaign management, and ongoing performance optimization.

Future operational challenges:

The Company cannot predict every possible operational challenge that may exist based on the stage of the business. Many of the possible operational challenges are set out above, and particularly within the Risk Factors.

Future challenges related to capital resources:

The Company cannot predict the volatilities and expectations of commercial terms in the global and or domestic capital markets and may risk not being able to attract and secure commercially sound capital resources.

To fulfill some aspects of the Company's business plan, the Company will require more funding that the Company may raise in this Offering. The Company anticipates future funding rounds of various types and also anticipates incurring debt. While the Company' management has significant experience in financing capital through various means, there is no guarantee that such financing will be available or attainable by the Company.

Future milestones and events:

Future milestones include but are not limited to our plan to boost customer orders to 2,000 orders per month by the end of 2026. Longer term plan is to gain one million customers in the next 3-5 years (approximately 1.5% of 72 million people with sleep disorders in the U.S.).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

The Company, at the time of this filing had $15,853.00 cash in the bank at the time of the financial reports. Cash consists of funds held in the Company's checking account. As of the date of filing of this Form C and Offering Statement, the cash on hand is approximately $16,804.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?) Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this offering are critical to the Company's growth business plan and operations but the Company is not reliant on this offering to operate the Company's business for any certain amount of time. The Company's management has experience with funding and has the ability, if needed, to obtain the financing necessary to continue the business plan even without this Regulation Crowdfunding offering. If necessary, the Company can draw on operational and financial support from its primary shareholder.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue operations regardless of whether it raises the minimum Target Amount or not.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will continue operations regardless of whether it raises the minimum Target Amount or not.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

None anticipated.

Indebtedness

As of December 31, 2024, and 2023, the Company had amounts payable to Green Prairie International, a related party, totaling $183,898 and $129,993, respectively. Green Prairie International is a company under common control with the Company through its CEO. The amount is non-interest bearing, unsecured, and not expected to be settled within twelve months from the reporting date.

As of December 31, 2024, the Company had an amount payable of $332,901 to Canadian Enterprises B.V., its parent company. There was no balance outstanding as of December 31, 2023. The amount is non-interest bearing, unsecured, and not expected to be settled within twelve months from the reporting date. Canadian Enterprises B.V. covers product costs for the Company.

As of December 31, 2024, the Company had an amount payable of $36,779 to Care4Sleep, a related party. The amount is non-interest bearing, unsecured, and not expected to be settled within twelve months from the reporting date.

As of December 31, 2024, the Company entered into a promissory note agreement with JVH Family Holdings Ltd., a related party, on July 1, 2024, in the principal amount of $2,211,890. The note bears interest at an annual rate of 6.0%, payable on the unpaid principal beginning July 1, 2024. The note is repayable in full within 30 days upon written demand by the lender. The Company may prepay the outstanding balance at any time without penalty, provided it is not in default. In the event of default, the Company is liable for all costs incurred by the lender in enforcing the agreement, including legal fees. The note payable is not expected to be settled within twelve months from the reporting date. As of December 31, 2024, the outstanding balance on the note payable was $2,211,890, and accrued interest payable amounted to $66,354.

Related Party Transactions

In addition to the indebtedness set out in the section above, the Company has the following related party transactions. As noted elsewhere in this Form C and Offering Statement, the Company's President, Treasurer and Sole Director John Van Hierden has sole ownership of a holding company (JVH Family Holdings Ltd.) which owns 100% of Canadian Enterprises BV – the majority shareholder of Sambrosa Care, Inc. On or about May 13, 2025, the Company, JVH Family Holdings Ltd. and Canadian Enterprises BV entered into an Intercompany Agreement in case of a merger, acquisition or initial public offering of JVH Family Holdings Ltd. and/or Canadian Enterprises BV. In order to provide such protection, the Company, JVH Family Holdings Ltd. and Canadian Enterprises BV agreed that should JVH Family Holdings Ltd., Canadian Enterprises BV, or both become subject to (a) a merger with another entity not owned 100% by JVH Family Holdings Ltd., Canadian Enterprises BV or John Van Hierden, and/or (b) an acquisition of more than 50% of the total voting equity of JVH Family Holdings Ltd., Canadian Enterprises BV or both, and/or (c) be subject to an initial public offering on a recognized securities exchange, JVH Family Holdings Ltd. and Canadian Enterprises BV irrevocably agreed that all shareholders of the Company who purchased shares in a securities offering would receive the amount the Sambrosa Care, Inc. shareholder paid for said shares plus twenty-five percent (25%) of the amount they paid for said shares, in exchange for the investors' shares of Sambrosa Care, Inc. stock. JVH Family Holdings Ltd. and Canadian Enterprises BV agreed to make such payments to the Sambrosa Care, Inc. shareholders within 30 days of funds being received by JVH Family Holdings Ltd. and/or Canadian Enterprises BV, in any such transaction. If a transaction involves an exchange of securities, all shareholders of Sambrosa Care, Inc. who purchased shares would receive securities from the entity acquiring JVH Family Holdings Ltd. and/or Canadian Enterprises BV in the amount the Sambrosa Care, Inc. shareholder paid for said Sambrosa Care, Inc. shares plus securities from the acquiring entity in the amount of twenty-five percent (25%) of the amount the Sambrosa Care, Inc. shareholder paid for said Sambrosa Care, Inc. shares, in exchange for the Sambrosa Care, Inc. shares. The value of the securities to be paid to Sambrosa Care, Inc. shareholders under such a scenario would be the fair market value of the acquiring company's securities as of 12:00 Noon, Eastern time, on the date of the transaction.

Kendall Almerico, securities counsel to the Company, is the holder of an option to obtain 30,000 shares of the Company's Preferred Non-Voting Stock. Mr. Almerico's law firm, Kendall A. Almerico, P.A., is counsel named in this Form C and Offering Statement as having prepared these legal documents. Except with respect to Mr. Almerico, no expert named in this Form C and Offering Statement as having prepared or certified any part of this Form C and Offering Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the Offering of the Shares of Preferred Non-Voting Stock has received,

or is to receive in connection with the offering, a substantial interest, directly or indirectly, in the Company.

Regulation Crowdfunding Valuation

Pre-Money Valuation of $35,150,000.00.

Valuation Details: The valuation is based on the amount of shares to be sold based on a $5.00 per share price, as well as internal projections and calculations of future projections. This valuation will vary based on the number of bonus shares issued for investments that occur during the Early Investment Period.

Use of Proceeds

The proposed use of proceeds from the offering includes:

If the Target Offering Amount of $10,000 is raised, the funds will be used for costs of this offering and general operational expenses.

If the full maximum offering of $1,000,000 is raised, the funds will be used for the costs of this offering, general operational expenses, and, at present, management anticipates utilizing the funds mostly for marketing and expansion of the customer base through advertising, influencer marketing and other marketing modalities.

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. At present, management's best estimate of the use of proceeds is set out above. However, potential investors should note that this Form C and Offering Statement contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this based upon circumstances as they exist in the future, various needs of the Company at different times and the management and employees of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Indemnification of Officers, Directors and Certain Non-Executive Employees.

The Company's Amended and Restated Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Company), by reason of the fact that he or she is or was a director or officer of the Company, or, while serving as a director or officer of the Company, is or was serving at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The right to

indemnification conferred by Amended and Restated Bylaws shall also include the right of such persons to be paid in advance by the Company for their expenses to the full extent permitted by the laws of the State of Delaware as from time to time in effect. The right to indemnification conferred on such persons is a contract right.

The indemnification provisions of the Company's Amended and Restated Bylaws contain additional rights and obligations related to this subject. For additional information on indemnification and limitations on liability of the Company's directors, officers, and others, please review the Company's Amended and Restated Bylaws, which are attached as Exhibit G to this Form C and Offering Statement.

As of the date of filing of this Form C and Offering Statement, there was no pending litigation or proceeding involving any of the Company's directors, officers or others as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C and Offering Statement; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers, directors or any shareholder with more than 20% of the total equity or voting equity in the Company.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.sambrosa.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.ownsambrosa.com.

Investing Process

The Company is offering up to $1,000,000.00 (the "Maximum Offering") in Shares of Preferred Non-Voting Stock at $5.00 per Share, under Regulation Crowdfunding. The Company is attempting to raise a Target Offering Amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by February 28, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The Company will issue a 20% bonus in additional Shares to any investor who submits an application to invest before 11:59 PM, Eastern time on December 31, 2025. The Company will issue a 10% bonus in additional Shares to any investor who submits an application to invest from January 1, 2026, through 11:59 PM Eastern time on January 15, 2026 (collectively the "Early Investment Period"). After the Early Investment Period expires, no bonus shares will be granted.

Investors are also entitled to certain "perks" based on the amount of their investment. For an investment of $500.00 to $995.00, an investor receives 10% off all purchases the investor makes for one year after being issued their shares (limited to one purchase per month) and the Company will send a free sample of Sambrosa to two people the investor selects, as a gift from the investor. For an investment of $1,000.00 or more, an investor receives 10% off all purchases the investor makes for two years after being issued their shares (limited to one purchase per month) and the

Company will send a free sample of Sambrosa to five people the investor selects, as a gift from the investor. All perks will be fulfilled after this Regulation CF offering is closed.

The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to sell or redeem their Securities indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Tristate Capital Bank until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Shares are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card, debit card, or ACH to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Shares are issued.**

The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold a closing of the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and the investor will receive the Shares in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the Shares was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $250.00.

NEITHER CULTIVATE CAPITAL GROUP, LLC, THE INTERMEDIARY NOR TRISTATE CAPITAL BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS

Sambrosa Care Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and December 31, 2023

Audited by

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Sambrosa Care Inc.

Table of Contents





Independent Auditor's Report

October 20, 2025
To the Board of Directors and Management of Sambrosa Care Inc.
Beverly Hills, California

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Sambrosa Care Inc., which comprise the balance sheet as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sambrosa Care Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sambrosa Care Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sambrosa Care Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

 229 Park Ave S, Suite 70037
New York, New York 10003-1502

 Info@Alice.CPA



As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sambrosa Care Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sambrosa Care Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
October 20, 2025



SAMBROSA CARE, INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024	2023
ASSETS		
Current Assets		
Cash	$ 15,853	$ 31,060
Inventories	63,829	25,033
Other receivables	-	171
Total Current Assets	79,682	56,264
Intangible assets	13,980	20,970
Total Assets	$ 93,662	$ 77,234
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accrued expenses	$ 5,892	$ -
Interest payable	66,354	-
Total Current Liabilities	72,246	-
Noncurrent Liabilities		
Due to related party	553,578	129,993
Note payable, related party	2,211,890	-
Total Noncurrent Liabilities	2,765,468	129,993
Total Liabilities	2,837,714	129,993
Stockholders' Deficit		
Common Stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2024, and 2023	1	1
Additional paid in capital	1,194,364	1,194,364
Accumulated deficit	(3,938,417)	(1,247,124)
Total Stockholders' Deficit	(2,744,052)	(52,759)
Total Liabilities and Stockholders' Deficit	$ 93,662	$ 77,234

The accompanying footnotes are an integral part of these financial statements.

SAMBROSA CARE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common stock Shares	Value	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance as of December 31, 2022	100	$ 1	$ 1,172,881	$ (1,039,051)	$ 133,831
Non-cash contribution	-	-	21,483	-	21,483
Net loss	-	-	-	(208,073)	(208,073)
Balance as of December 31, 2023	100	1	1,194,364	(1,247,124)	(52,759)
Net loss	-	-	-	(2,691,293)	(2,691,293)
Balance as of December 31, 2024	100	$ 1	$ 1,194,364	$ (3,938,417)	$ (2,744,052)

The accompanying footnotes are an integral part of these financial statements.

SAMBROSA CARE, INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 203,591	$ 80,729
Cost of goods sold	(50,137)	(14,896)
Gross Profit	153,454	65,833
Operating Expenses		
Advertising expenses	2,278,354	46,544
General and administrative	358,712	220,246
Professional fees	30,647	1,379
Selling and distribution	161,971	5,362
Total Operating Expenses	2,829,684	273,531
Other Income (Expense)		
Interest expense	(66,357)	-
State tax expense	(1,156)	(825)
Other income	52,450	450
Total Other Expense, Net	(15,063)	(375)
Net Loss	$ (2,691,293)	$ (208,073)

The accompanying footnotes are an integral part of these financial statements.

SAMBROSA CARE, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (2,691,293)	$ (208,073)
Adjustments to reconcile net loss		
to net cash used in operations:		
Amortization	6,990	6,990
Noncash contribution	-	21,483
Changes in operating assets and liabilities:		
Inventories	(38,796)	(17,292)
Other receivables	171	(171)
Accrued expenses	5,892	(2,936)
Interest payables	66,354	-
Net cash used in operating activities	(2,650,682)	(199,999)
Cash Flows from Investing Activities		
Intangible assets	-	-
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Due to related party	423,585	129,993
Notes payable, related party	2,211,890	-
Net cash from financing activities	2,635,475	129,993
Net change in cash and cash equivalents	(15,207)	(70,006)
Cash and cash equivalents at beginning of period	31,060	101,066
Cash and cash equivalents at end of period	$ 15,853	$ 31,060
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

68

SAMBROSA CARE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Sambrosa Care, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 12, 2013. The Company is engaged in the marketing and sale of a nighttime allergy sleep syrup in the United States, selling the popular night syrup Sambrosa Sweet Dreams. The Company operates as the U.S. distribution arm of Canadian Enterprises B.V., a Netherlands-based parent company that sells the product in the European market (see Note 4 and Note 5 for related party transactions).

The Company is based in Beverly Hills, California.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and cash equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company has $15,853 and $31,060 in cash.

SAMBROSA CARE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company reviews inventories periodically for excess or obsolete items and records a reserve when necessary. No reserve for excess or obsolete inventory was recorded as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, the Company has inventories amounting to $63,829 and $25,033, respectively.

	2024	2023
Finished Goods	62,240	23,442
Raw Materials	1,589	1,591
Total	$ 63,829	$ 25,033

Intangible Assets – Website Development Costs

The Company capitalizes eligible costs incurred during the application and development stage of website development in accordance with ASC 350-50, *Website Development Costs*. Capitalized costs are amortized on a straight-line basis over the estimated useful life of five years. Costs incurred during the planning or post-implementation stages are expensed as incurred.

Accrued Expenses

Accrued expenses are recognized when the Company incurs an obligation for goods or services that have been received but not yet invoiced or paid. These include accrued vendor liabilities, payroll-related expenses, and taxes.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of natural sleep products is transferred to customers, which occurs upon shipment or delivery, depending on the terms of sale. For the years ended December 31, 2024 and 2023, all revenue was from product sales in the United States and recognized at a point in time. Sales are recorded net of estimated returns, discounts, and allowances.

The Company's only performance obligation is the delivery of products to customers. Control is transferred at shipment or delivery, and the Company does not provide installation or other post-delivery services. Payment is generally due within 30 days of invoicing, and there is no significant financing component. The Company acts as principal in all sales and does not provide warranties beyond standard product specifications. Customers may return products for credit or refund within 30 days, subject to approval, and returns and allowances are estimated based on historical experience and recorded as reductions to revenue. The timing of revenue recognition is based on the transfer of control to customers, determined by the shipping terms, and estimates for returns and allowances are reviewed and updated at each reporting period.

The Company does not capitalize any material contract costs, as such costs are expensed within one year. The Company has elected not to adjust the transaction price for the effects of a

SAMBROSA CARE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

significant financing component, as the period between payment and transfer of goods is less than one year. Costs to obtain contracts are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred income taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current income taxes represent amounts payable or refundable for the current period based on applicable tax laws, while deferred income taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2024 and 2023, the Company had federal and state net operating loss ("NOL") carryforwards totaling approximately $2,997,272 and $308,904, respectively. These NOL carryforwards may be available to offset future taxable income, subject to applicable limitations under the Internal Revenue Code. The Company has recorded a full valuation allowance against its net deferred tax assets, as management believes it is more likely than not that the deferred tax assets will not be realized, based on the Company's history of losses and uncertainty regarding future taxable income.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2024 and 2023, management did not identify any uncertain tax positions.

Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

SAMBROSA CARE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of cash, receivables, and payables approximate fair value due to the short-term maturities of these instruments. The carrying amount of the note payable to related party approximates fair value as the interest rate on the note is consistent with current market rates for similar instruments.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that the ASUs issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company's financial statements.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets, net consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Website	34,950	34,950
Accumulated Amortization	(20,970)	(13,980)
Total	$ 13,980	$ 20,970

NOTE 4 – DUE TO RELATED PARTY

As of December 31, 2024 and 2023, the Company had amounts payable to Green Prairie International, a related party, totaling $183,898 and $129,993, respectively. Green Prairie International is a company under common control with the Company through its CEO. The amount is non-interest bearing, unsecured, and not expected to be settled within twelve months from the reporting date.

As of December 31, 2024, the Company had an amount payable of $332,901 to Canadian Enterprises B.V., its parent company. There was no balance outstanding as of December 31, 2023. The amount is non-interest bearing, unsecured, and not expected to be settled within twelve months from the reporting date. Canadian Enterprises B.V. covers product costs for the Company.

As of December 31, 2024, the Company had an amount payable of $36,779 to Care4Sleep, a related party. There was no balance outstanding as of December 31, 2023. The amount is non-interest bearing, unsecured, and not expected to be settled within twelve months from the reporting date.

NOTE 5 – NOTE PAYABLE, RELATED PARTY

On July 1, 2024, the Company entered into a promissory note agreement with JVH Family Holdings Ltd., a related party, in the principal amount of $2,211,890. The note bears interest at an annual rate of 6.0%, payable on the unpaid principal beginning July 1, 2024.

The note is repayable in full within 30 days upon written demand by the lender. The Company may prepay the outstanding balance at any time without penalty, provided it is not in default. In the event of default, the Company is liable for all costs incurred by the lender in enforcing the

SAMBROSA CARE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

agreement, including legal fees. The note payable is not expected to be settled within twelve months from the reporting date.

As of December 31, 2024, the outstanding balance on the note payable was $2,211,890, and accrued interest payable amounted to $66,354.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 1,000 shares of common stock with a par value of $0.01. As of December 31, 2024 and 2023, 100 shares of common stock were issued and outstanding..

Effective March 21, 2025, the Company amended and restated its Certificate of Incorporation to increase its authorized capital stock to 20,000,000 shares with a par value of $0.00001 per share. The authorized shares are divided into two classes as follows: 1,000 shares of common stock with a par value of $0.00001 per share and 19,999,000 shares of preferred stock with a par value of $0.00001 per share.

Additional Paid-in Capital

In 2023, the Company received a non-cash capital contribution from its parent entity, Canadian Enterprises B.V., totaling $21,483. This contribution consisted of inventories purchased by the parent and transferred to the Company without any corresponding issuance of equity instruments or repayment obligation. The contributed inventory was recorded at fair value with a corresponding increase to additional paid-in capital.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2024 and 2023, the Company is not a party to any legal proceedings and is not aware of any pending or threatened litigation that would have a material adverse effect on its financial position or results of operations.

The Company has evaluated its contractual arrangements and determined that it does not have any material operating or capital lease obligations, purchase commitments, employment agreements, guarantees, or indemnification agreements outstanding as of December 31, 2024 and 2023.

Management has concluded that there are no known commitments or contingencies that require disclosure or accrual under U.S. GAAP.

NOTE 8 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2024 and 2023, the Company has incurred recurring net losses since inception, including net losses of $2,691,293 and $208,073 for the years ended December 31, 2024 and 2023, respectively. As of those dates, the Company had accumulated deficits of $3,938,417 and $1,247,124. The Company's operations have not yet generated sufficient cash flows to sustain its activities, and the Company is dependent on continued financing from related parties and potential investors to fund its operations and obligations as they become due.

SAMBROSA CARE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are issued. Management has evaluated these factors and concluded that, without additional funding or a significant increase in revenues, the Company may not be able to meet its obligations as they become due.

Management's plans to address this uncertainty include the following:

- Actively seeking additional financing, including through a planned crowdfunded offering of up to $1,000,000 in preferred shares, as described in Note 9.
- Continuing to pursue cost reductions in operating expenses and overhead.
- Exploring opportunities to increase product sales and expand into new markets.
- Seeking additional support from related parties, as needed, to fund ongoing operations.

There can be no assurance that management's plans will be successful in alleviating the going concern uncertainty. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Amendment of certificate of incorporation

On March 21, 2025, the Company amended and restated its Certificate of Incorporation to increase its authorized capital stock to 20,000,000 shares with a par value of $0.00001 per share, consisting of 1,000 shares of common stock and 19,999,000 shares of preferred stock. The amendment was made to provide flexibility for future equity financing and corporate restructuring activities.

Crowdfunded offering

The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in Preferred Shares. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through October 20, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Sambrosa: Nature's Nighttime Remedy Arrives in America

Invest in the U.S. company owned by the same team who created this popular nighttime syrup that has more than 100,000 customers in Europe.

• America has more than 50,000,000 people who suffer from sleep problems.

• Sleep aid market in U.S. was valued at more than $29 billion in 2022 and is projected to reach $54 billion by 2032.

• Our sister company's EU nighttime syrup with the same formula has an average 9/10 star rating based on more than 13,500 online reviews. Since opening in America, our U.S. product already has an average 4.7 star rating based on more than 750 reviews

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0:0   4:13

Sambrosa Care Inc.	$1,000,000	$5.00	$250
Company name	Offering amount	Price per share	Minimum investment

Bringing Success To The U.S.

Sambrosa Care Inc. is our U.S. based company and is accepting investments to grow Sambrosa Care in the United States. We're excited to give you the opportunity to invest in Sambrosa's U.S. operations at this early stage, and to own a part of every bottle of Sambrosa Sweet Dreams Night Syrup we sell here in the largest market in the world.

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Made with Honey & 7 Organic Herbs



Great Taste and FDA Registered

Sambrosa Sweet Dreams Night Syrup is made with high-quality ingredients such as honey, 7 organic herbs, and a small dose of doxylamine, so it's not only effective, but it also tastes great.

It's produced by a specialized pharmaceutical manufacturing company that's registered with the FDA and has Current Good Manufacturing Practice certification to ensure the highest possible standard in quality.

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Our Story

It worked so well, we bought the company!

Sambrosa began with a remarkable discovery. When founder John Van Hierden came across Sambrosa in the European market, he was immediately impressed by its quality and effectiveness in supporting restful sleep and overall wellness.

Recognizing its potential to improve lives, John decided to acquire the Sambrosa formula and the company itself. With a strong background in entrepreneurship as the founder and President of the Green Prairie Group (an integrated company that has generated $100M in revenues per year for the past two years), he brought both experience and passion to guiding Sambrosa's growth.

Today, Sambrosa remains a family-owned business, driven by a shared belief in integrity, quality, and care. Together, we're proud to carry forward a mission that began with one simple idea—helping people get the rest and wellness they deserve.

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"Sambrosa WORKS!! This is what my husband says every morning!! and we both are now loving how well rested we feel every morning!! Love it!!"
4.7 Stars - 750+ Reviews

Our Customers Love Us!

Average Review: 4.7 of 5 Stars in the U.S.

What do people who have used Sambrosa say? We have an average 4.7-star rating based on more than 750 online reviews from the U.S. company you can invest in. It's the same formula that our sister company in Europe uses for their product, which has an average 9/10-star rating based on over 13,500 online reviews.

Note that you are not investing in our sister company, but in our U.S. company that is presently rolling out our highly reviewed nighttime syrup across America.

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Quality Ingredients = Quality Sleep

Why does Sambrosa Sweet Dreams work so well, but also taste so great?

Quality ingredients.

Each spoonful contains a low dose of the antihistamine doxylamine succinate—the active ingredients that helps minimize allergy symptoms so you can have your best night's rest.

What we believe sets Sambrosa apart from any other product on the market is its natural base of seven organic herbs — including California poppy, hawthorn, hops, mistletoe, oat, passion flower and white chestnut.

We use honey as a natural sweetener, not high-fructose corn syrup like many other syrups on the market.

Add a touch of vanilla, and put it all together with no dyes, artificial coloring, or flavors, and you have an over-the counter nighttime syrup that is so effective, we consistently get high online reviews and a large percentage of loyal repeat customers.

Read the FAQs


sambrosa
sweet dreams
Night Syrup
30mL

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Investor Perks

For an investment of $250.00, 50 shares of real stock in our company.

For an investment of $255.00-$500.00, shares of real stock in our company at $5.00 per share and



- 10% off all purchases you make for *one year* after being issued your shares (limited to one purchase per month) and
- We will send a free sample of Sambrosa to *two people* you select, as a gift from you, so they can also experience nighttime relief from the product you own a part of!

For an investment of $505.00 or more, shares of real stock in our company at $5.00 per share and

- 10% off all purchases you make for *two years* after being issued your shares (limited to one purchase per month) and
- We will send a free sample of Sambrosa to *five people* you select, as a gift from you, so they can also experience nighttime relief from the product you own a part of!

Downloads

Access important documents and resources related to your investment opportunity



Form C - Offering Statement

The official SEC Form C filing containing the complete offering details and disclosure information.

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CULTIVATE CAPITAL

www.CultivateCapitalcf.org is a website owned and operated by Cultivate Capital Group, LLC ("Cultivate Capital"). All Regulation Crowdfunding activities on www.CultivateCapitalcf.org are conducted by Cultivate Capital, a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA).

All securities listed on www.CultivateCapitalcf.org are being offered by the applicable issuer of such securities and all information included on this website related to those securities is the responsibility of each such issuer. The information on our website regarding any issuer or in a blog post is based on publicly available information or directly from the subject issuer. Cultivate Capital and its affiliates make no representation or warranty as to the adequacy, accuracy or completeness of such information. Any written materials on our website have been prepared solely for informative purposes and are not a solicitation of an offer to buy or an offer to sell any security. Cultivate Capital does not give investment advice, recommendations, or analysis as to any securities through www.CultivateCapitalcf.org or in any other manner, nor does it endorse or recommend investments in any company or the suitability of an investment for any particular investor. Cultivate Capital does not provide any legal or tax advice with respect to any securities. Neither Cultivate Capital nor any of its officers, directors, agents, registered representatives and/or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information submitted by or presented. No securities offered on this website have been recommended or approved by any federal or state securities commission or regulatory authority, including but not limited to, the U.S. Securities and Exchange Commission.

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All investments entail risk. The issuers on our site are generally small or early-stage companies and are subject to risks inherent in investing in any small or early-stage company as well as other risks specific to their business and operations. In addition, securities of these issuers may be highly illiquid, requiring that they be held for an indefinite period of time or have a limited market for resale. Therefore, no one should invest in any of these issuers unless they have no need for liquidity of their investment and can sustain a total loss of their investment. You should only invest an amount of money that you can afford to lose without changing your lifestyle. You should thoroughly review the complete offering materials for any investment opportunity, particularly all risk factors, prior to investing in any offering and become familiar with the investor requirements, investment limits and your ability to resell the investment.

The information on this website relating to Sambrosa Care, Inc. (“Sambrosa”) was provided by Sambrosa to assist with marketing their Regulation Crowdfunding stock offering. The text on any webpages related to Sambrosa is a summary but does not contain all of the terms of their securities offering. In order to review all of the terms of their securities offering, you should review their Form C and Offering Statement that contains all of the terms, conditions, risk factors, and disclosures that you should read and understand before you invest in their company. Their Form C and Offering Statement is available to download here for you to read and review before you invest. You can also view it on the SEC's website here.

The Form C and Offering Statement explains that Sambrosa is offering 200,000 Shares of Preferred Non-Voting stock at $5.00 per share with a minimum purchase of 50 Shares ($250.00). The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of, or give its approval to, any of the securities that are being offered or the terms of the offering, nor does it pass upon the accuracy or completeness of the Form C and Offering Statement, other selling literature or this website. The securities Sambrosa are offering are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered in their Form C and Offering Statement and in their offering are exempt from registration. When you review their Form C and Offering Statement, please review all of the risk factors before making an investment in their company. An investment in Sambrosa should only be made if you are capable of evaluating the risks and merits of this investment and if you have sufficient resources to bear the entire loss of your investment, should that occur.

If you are an accredited investor, you have no limitation on the amount you may invest. If you are not an accredited investor, then the amount you may invest is limited by Regulation Crowdfunding. These limitations provide that if either your income or net worth is less than $124,000, you can invest the greater of $2,500 or 5% of your higher income or net worth figure. If either your income or net worth is $124,000 greater, you may invest up to 10% of the larger value. Regardless of income or net worth, all non-accredited investors are subject to a $124,000 ceiling on total Regulation Crowdfunding investments within a 12-month span.

For general information on investing, we encourage you to review www.investor.gov. Sambrosa's Form C and Offering Statement does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation would be unlawful. No person has been authorized to give any information or to make any representations concerning Sambrosa other than those contained in their Form C and Offering Statement, and if given or made, such other information or representation must not be relied upon. Prospective investors are not to construe the contents of Sambrosa's Form C and Offering Statement, or of any prior or subsequent communications from Sambrosa or any of its employees, agents or affiliates, or on this website as investment, legal, financial or tax advice. Before investing in Sambrosa's offering, please review their Form C and Offering Statement carefully, ask any questions of the company's management that you would like answered and consult your own counsel, accountant and other professional advisors as to legal, tax and other related matters concerning the investment.

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Frequently Asked Questions

Sambrosa

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> WHAT COMPANY AM I INVESTING IN?

> DOES MY INVESTMENT INCLUDE SAMBROSA'S SISTER COMPANY IN THE EU?

> HOW DO I GET A RETURN ON MY INVESTMENT?

> CAN I BUY SAMBROSA CARE, INC. STOCK AS A GIFT TO SOMEONE?

> CAN ANYONE INVEST IN SAMBROSA CARE, INC.?

> HOW DO I BUY SHARES?

> HOW MUCH DO SHARES COST?

> WHAT HAPPENS WHEN I PURCHASE SHARES?

> CAN I SELL MY SHARES IN THE FUTURE?

> I LIVE OUTSIDE THE USA. CAN I INVEST?

> HOW LONG WILL PEOPLE BE ABLE TO BUY THE SHARES?

> AS AN INVESTOR, DO I GET A SAY IN HOW THE BUSINESS IS RUN?

> WHAT DOES ACCREDITED VS. NON-ACCREDITED INVESTOR MEAN?

> WHY DO WE NEED TO KNOW YOUR NET WORTH AND ANNUAL INCOME?

> WHAT DOES BACKUP WITHHOLDING MEAN?

> WHAT IS CROWDFUNDING?

Can't find the question you're looking for?

Send us an email!

investor@sambrosa.com

> **WHAT IS THE DIFFERENCE BETWEEN REWARDS AND EQUITY CROWDFUNDING?**

> **WHAT IS THE JOBS ACT?**

> **WHAT IS REGULATION CROWDFUNDING?**

> **WHAT IS AN ACCREDITED INVESTOR?**

> **CAN I INVEST IN SAMBROSA CARE, INC. IF I'M NOT ACCREDITED?**

> **IS THIS INVESTMENT RISKY?**

> **WHY IS SAMBROSA CARE, INC. USING REGULATION CROWDFUNDING/EQUITY CROWDFUNDING FOR ITS STOCK OFFERING?**

> **WHAT IS THE INVESTMENT PROCESS?**

> **CAN I INVEST MORE THAN ONCE?**

> **CAN I INVEST IF I'M NOT 21?**

> **IS THERE A MINIMUM AMOUNT I CAN INVEST?**

> **IS THERE A MAXIMUM AMOUNT I CAN INVEST?**

> **CAN I ENCOURAGE OTHER PEOPLE TO INVEST?**

> **WHY DO I HAVE TO GIVE MY SOCIAL SECURITY NUMBER AND DATE OF BIRTH?**

> **WHAT ARE YOU DOING TO PROTECT MY INFORMATION?**

> **WHAT ARE MY OPTIONS FOR PAYING FOR MY INVESTMENT?**

> CAN I GET A REFUND?

> CAN I INVEST THROUGH MY BROKER?

> CAN I INVEST THROUGH MY IRA, TRUST OR RETIREMENT ACCOUNT?



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Sambrosa Care Inc.	$1,000,000	$5.00	$250
Company name	Offering amount	Price per share	Minimum investment

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Meet Our Team

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John Van Hierden

President, Treasurer and Sole Director

John Van Hierden is the Founder of Sambrosa. A successful entrepreneur, he also serves as Founder and President of the Green Prairie Group—an integrated company generating over $100 million in annual revenue for the past two years. With extensive international business experience, an award from Dale Carnegie for his leadership and ownership of a multimillion-dollar enterprise in Europe, John brings strategic vision, leadership, and passion to drive Sambros's growth and inspire its team.



Jeffrey Van Hierden

Management and Operations

Jeffrey Van Hierden carries forward the entrepreneurial spirit of his father, John van Hierden. Beginning his career in sales, Jeffrey quickly demonstrated strong leadership, exceptional networking abilities, and a talent for building lasting relationships. His direct communication style and dynamic sales acumen have been instrumental in expanding Sambrosa's presence in the United States. Recognized as part of a dynamic new generation of promising entrepreneurs in the U.S. market, his skills are in demand. Jeffrey'sapproachable nature and enthusiasm foster a positive, collaborative work environment for the entire team.



Craig Rumer

Strategy and Finance

Craig A Rumer, B.Comm. CGA, CPA In addition to his duties at Sambrosa, Craig has worked with John Van Hierden for fifteen years as the CFO of the Green Prairie Group, helping John build the company into a profitable vertically integrated ag business with significant land and processing assets. Prior to Green Prairie, Craig served in a variety of CFO/CEO roles with a track record of improving profitability. Aside from participating in strategic and operational planning with Sambrosa, Craig ensures Sambrosa has the finance and administration pieces to support the company and team as they build into the U.S. market.





Emily Van Hierden

Social Media Marketer, Customer & Investor Relations

Emily Van Hierden combines creativity with a strong analytical mindset in her role at Sambrosa. As a skilled content creator and communicator, she brings fresh perspectives to the company's digital presence and brand storytelling. In addition to leading social media initiatives, Emily plays a key role in the customer and investor relations team, ensuring clear communication and a seamless experience for Sambrosa's investors.

Suzanne Van Der Kuil

Marketing and Operations

As the daughter of Sambrosas original creator, Suzanne Van Der Kuil has been part of the company's journey from the very beginning. Having worked in multiple roles over the years, she possesses an in-depth understanding of both the product and the people behind it. Now leading daily operations, Suzanne ensures that every aspect of the business runs smoothly and efficiently. Her hands-on experience, attention to detail, and ability to coordinate across teams make her an invaluable part of Sambrosa's continued success.

Sambrosa Care Inc.	$1,000,000	$5.00	$250
Company name	Offering amount	Price per share	Minimum investment

EXHIBIT D TO FORM C VIDEO TRANSCRIPT

At Sambrosa Care, we are excited to give you the opportunity to invest at an early stage in our company as we grow our brand.

We believe in the power of rest and relief.

We want everyone to wake up ready to embrace life's opportunities.

We are here to help with our great tasting, safe and effective allergy solution.

Sambrosa Sweet Dreams Night Syrup has been a hit in the EU, with more than 100,000 customers in the Netherlands alone.

Now, the same team that created that success abroad is operating our U.S. company to bring this over-the-counter nighttime sleep and allergy product to the United States.

Sambrosa Care is our U.S. based company and is accepting investments to grow Sambrosa Care in the United States.

We're excited to give you the opportunity to invest in Sambrosa's U.S. operations at this early stage.

Sambrosa Sweet Dreams Night Syrup is made with high-quality ingredients such as honey, 7 organic herbs and a small dose of doxylamine, so it's not only effective, but it also tastes great.

It's produced by a specialized, pharmaceutical manufacturing company that's registered with the FDA to ensure the highest possible standard in quality.

Why do we think the U.S. market is a great fit for Sambrosa?

A third of adults report that they usually get less than the recommended amount of sleep.

More than 50 million Americans have chronic sleep disorders.

The U.S. sleep aids market size was valued more than $29 billion in 2022 and is projected to reach $54 billion by 2032.

And we are ready to help as many Americans as possible and to take a portion of the multi-billion dollar sleep aid market.

What do people who have used Sambrosa say?

We have an average 4.7 star rating based on more than 750 online reviews from the U.S. Company you can invest in.

I'm John Van Hierden, founder of Sambrosa over-the-counter sleep aid allergy relief company with a big mission to help Americans sleep better and to feel better.

Sambrosa is already up and running, generating revenue, shipping nationwide. We've already handled the hard part from manufacturing to logistics, to fulfillment. It's all built and functioning.

I also run several businesses that have been operating successfully for over 38 years. I've spent my life building real businesses, not chasing trends, but building sustainable companies that deliver.

We're giving you an opportunity be part of something real with momentum, with structure and potential.

So, we just got back from a month on the road, coast to coast and everywhere in between, 16 cities in 30 days. And I've got to say, almost everyone on our team looks suspiciously well-rested every morning as we got back on the plane. It turns out most of them were using a product called Sambrosa, which was one of the sponsors of our tour.

We stand behind Tucker what he does. He is one of the greatest voices in media today.

Sambrosa blends antihistamine with a syrup of herbs and honey and is designed to help you sleep well. Waking up feeling refreshed and revitalized. And based on the sunny, cheerful faces of the people I work with, it works. It's inexpensive. It's less than $0.50 a night, and we know the people who own the company, and they are great people. They are faithful people, and they are about the happiest family we've ever run across. The product Sambrosa has a ton of five-star reviews. You can check it out on their website Sambrosa.com.

From day one Sambrosa has been a massive supporter of the Make America Healthy Again movement. We're really excited about taking on the U.S. market.

Help us grow the Sambrosa brand and expand across the United States.

Invest in Sambrosa Care today.

EXHIBIT E TO FORM C

FORM OF SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned understands that Sambrosa Care, Inc., a corporation organized under the laws of Delaware (the "Company") is offering up to $1,000,000.00 of Preferred Non-Voting Shares (the "Securities") of Sambrosa Care, Inc., in this offering. This offering is made pursuant to the Form C filed by the Company with the U.S. Securities and Exchange Commission (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Eastern on February 28, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4.   Payment for Securities. Payment for the Securities shall be received by Tristate Capital Bank (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon

each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(a)   The Company is offering up to $1,000,000.00 (the "Maximum Offering") of the Securities under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by February 28, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to sell or redeem your Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow by Tristate Capital Bank until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card, debit card or ACH to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing, whichever comes first.**

(c)   The Company will notify you when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold its first closing the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to you. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book

entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $250.00.

(f)   By signing below, you acknowledge and agree that the Company may establish, at any time and without limitation in the future and without notice, a "crowdfunding vehicle" and move my shareholdings and investment into said crowdfunding vehicle in their discretion.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a)   Sambrosa Care, Inc. is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

(c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities

laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a bona fide resident (not a temporary or transient resident) of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person. If the undersigned is an individual, the undersigned is at least 21 years of age, has the competence to enter into the Subscription Agreement and to purchase the Securities.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   The undersigned has been informed and is aware that the Securities have limited or no voting rights.

(vi)   The undersigned has been informed, and hereby irrevocably agrees and consents, that this Subscription Agreement shall give Sambrosa Care, Inc. and their management or assigns the right and power of attorney to execute on the undersigned's behalf any document necessary that binds the undersigned to the Company's charter and the Company's Amended and Restated Bylaws and any future amendments and/or restatements of said charter and/or bylaws. Your signature on this subscription agreement binds you to all terms and conditions of the Company's charter and Company bylaws, and any past amendments and/or restatements thereto as well as any amendments and/or restatements that may occur in the future. You agree that you have read the Form C for this offering and the Company's charter and bylaws, including any amendments and/or restatements thereto, and that you agree to be bound by all of said charter and

bylaws, including any amendments and/or restatements thereto by signing this Subscription Agreement.

(vii)   The undersigned understands the meaning and legal consequences of the representations and warranties contained in this Section 6, in its application to invest and in all other areas of this Subscription Agreement, and agrees to indemnify and hold harmless the Company, its officers or any of its directors, affiliates, controlling stockholders, counsel, agents, or employees from and against any and all loss, damage or liability (including costs and reasonable attorney's fees) due to or arising out of a breach of any representation, warranty or acknowledgment of the undersigned contained in its investment application and in this Subscription Agreement.

(viii)   The undersigned understands that the Shares purchased are subject to redemption under certain circumstances as set out in the Company's Amended and Restated Articles of Incorporation and that said Articles also contain certain restrictions related to gaming law and gaming regulators that could require the Shares to be redeemed in the future.

(b)   Information Concerning the Company.

(i)   The undersigned has been given the opportunity to review a copy of the Form C and has either read the Form C, or has chosen of the undersigned's own volition to not read the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities. The undersigned acknowledges that he, she or it has been given the opportunity to consult with the undersigned's legal, accounting, tax and/or investment advisors, and has either done so prior to executing this Subscription Agreement, or the undersigned has chosen of the undersigned's own volition to not to consult with the undersigned's legal, accounting, tax and/or investment advisors prior to making an investment decision and prior to executing this Subscription Agreement.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that he, she or it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Cultivate Capital Group LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Cultivate Capital Group LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and the undersigned acknowledges that he, she or it have been given the opportunity to ask any questions of management he, she or it deems necessary before making an investment decision. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii) The undersigned has up to 48 hours before a closing in which undersigned's shares will be issued to cancel the purchase and get a full refund.

(ix) The undersigned acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

(x) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(xi)   The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 6 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to set off against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 6 of this Subscription Agreement.

(c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   Restrictions on Transfer or Sale of Securities.

(i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(iv)   The undersigned understands that the following legend will apply to all Securities purchased through this Subscription Agreement by the undersigned, whether printed on a certificate or otherwise for uncertificated securities, in form substantially as follows:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) IF SUCH REGISTRATION IS NOT REQUIRED, THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

7.   Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

8.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as

of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   **Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

13.   Submission to Jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any action related to this Agreement, (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company's stockholders; (iv) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws or as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Sambrosa Care, Inc.
9171 Wilshire Blvd
Beverly Hills, CA 90210
Attention: John Van Hierden, President

If to the Purchaser: the address provided in the application to subscribe and/or this Subscription Agreement.

18.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.   Community Property. The undersigned represents that the funds provided for this investment are the separate property of the undersigned or are otherwise funds as to which the undersigned has the sole right of management. If the undersigned is an individual resident of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico and is married but purchasing the Securities as the undersigned's sole and separate property, the undersigned's spouse or spousal equivalent must complete a Community Property Waiver and Notary Acknowledgment Form and return it to the Company. These forms are available upon request.

23.   No Certificates. You will be notified via e-mail of the issuance of your Shares when compliance is complete and a closing takes place involving your investment. All Shares are held in book entry form and no certificates will be issued.

24.   **No Commissions.** The undersigned has not given any compensation to, nor received any compensation from, any individual or entity in connection with the securities offering.

25.   **Accuracy of Information Provided. Duty To Update.** The undersigned has accurately completed all forms provided by the Company in order to invest. All of the information provided by the undersigned is true and correct in all respects. The undersigned understands that such information will be relied on for all purposes including, without limitation, compliance with all applicable securities laws. The undersigned hereby promises to promptly notify the Company immediately of any material change in any such information occurring prior to the completion of the purchase of any Securities by the undersigned. The undersigned also agrees that the representations and warranties of Section 6 above are true and accurate as of the date the undersigned executed this Subscription Agreement and shall be true and accurate as of the date of delivery to and acceptance by the Company of this Subscription Agreement and shall survive such delivery and acceptance. If in any respect such representations, warranties and acknowledgments shall not be true and accurate prior to such delivery and acceptance, the undersigned shall give immediate written notice of such fact to the Company, specifying which representations and warranties and acknowledgments are not true and accurate and the reasons therefore.

26.   **Consent to Contact.** The undersigned grants permission to the Company and its employees, agents, and assigns, as well as Cultivate Capital Group LLC and its employees, agents, and assigns, to contact the undersigned via electronic communications including, but not limited to, e-mail, text message/SMS, telephone calls and other means of electronic messaging for purposes of facilitating or finalizing this investment, and for any other matters including the Company's marketing efforts. The undersigned may opt out of this consent at any time by providing the Company with written communication evidencing the withdrawal of such permission.

27. **Electronic Signature and Communications Notice and Consent.** The undersigned and the Company hereby consent and agree that electronically signing this Subscription Agreement constitutes his/her/its signature, acceptance and agreement as if actually signed by the undersigned in writing. Further, the undersigned and the Company agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of any signature or resulting contract between the undersigned and the Company. The undersigned and the Company understand and agree that their e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding. The undersigned and the Company agree that their electronic signatures are the legal equivalent of their manual signature on this Agreement and consent to be legally bound by the Subscription Agreement's terms and conditions. Furthermore, each party hereby agrees that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of provided by the undersigned in the investor application process or as otherwise from time to time changed or updated and disclosed to the Company, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the undersigned and the Company. If any such electronically-

sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipient's' spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to or by the Company, and if the undersigned desires physical documents, then the undersigned agrees to directly and personally print, at the undersigned's expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that the undersigned desires.

28. **Acknowledgement of Risks Factors.** The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Form C. The undersigned acknowledges that this investment entails significant risks.

29. **Investor Acknowledgment of Bonus Share Terms.** The undersigned acknowledges that the Company offered a 20% bonus in additional Shares to investors who applied to invest prior to 11:59 PM, Eastern time on December 31, 2025, and a 10% bonus in additional Shares to any investor who submits an application to invest from January 1, 2026, through 11:59 PM, Eastern time on January 15, 2026. The undersigned investor understands that all Shares sold in this Offering, including those sold prior to 11:59 PM, Eastern time on January 15, 2026, are of the same class (Preferred Non-Voting) and have identical rights, and that the number of Shares received is determined by the timing of the investment in accordance with the Company's Form C disclosures. If you qualify for Bonus Shares, they will not be reflected in the online investment application you submit and will not be reflected on the signature page of this Subscription Agreement, but will be added to your shareholdings at the closing in which the you investment application is finalized and you will be notified by email of your Bonus Shares being issued.

30. **Representation by Investor/Subscriber That Investment Is Within Regulation Crowdfunding Limitations.** As a condition to subscribing for the securities offered hereby, by signing below, investor/subscriber represent and warrant to the Company that he, she, or it (a) either qualifies as an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, or (b) if not an accredited investor, has reviewed and understands the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding and hereby represents that his, her, or its aggregate investment in all offerings conducted under Regulation Crowdfunding during the applicable 12-month period, including this investment, does not exceed such limits. Specifically, if the investor's annual income or net worth is less than $124,000, the investor may invest no more than the greater of $2,500 or 5% of the greater of annual income or net worth; if both annual income and net worth are equal to or greater than $124,000, the investor may invest up to 10% of the greater of annual income or net worth, not to exceed $124,000 in the aggregate during any 12-month period. Each investor acknowledges and agrees that the Company, any funding portal or intermediary, and any of their respective agents or affiliates are entitled to rely upon this representation as a condition to accepting the investor's subscription, and that the investor will promptly notify the Company or the intermediary if any

information provided to support this representation becomes untrue or inaccurate in any respect prior to closing of the offering.

31.   Acknowledgment. By signing below, investor/subscriber acknowledges that he/she/it is aware and fully understands that the investment is in Sambrosa Care, Inc., the United States corporation that manufactures, sells and distributes Sambrosa products in the U.S. only. Investor/subscriber acknowledges that he/she/it is aware and fully understands that the investment does not include any equity or other investment in any other company or product, including any company owned or operated by the same or similar people, team or related parties as the U.S. company, that manufactures, sells and distributes the same or similar formula products in the EU, including but not limited to, the Netherlands. This investment is only in the U.S. company, Sambrosa Care, Inc., which only manufactures, sells and distributes products in the United States.

[SIGNATURE PAGE FOLLOWS]

]

EXHIBIT F TO FORM C
ADDITIONAL DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO 17 C.F.R. §227.501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

EXHIBIT G TO FORM C
ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SAMBROSA CARE INC.
A Stock Corporation

FIRST: The name of the Corporation is Sambrosa Care Inc.

SECOND: The address of the Corporation's registered office is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total amount of stock this corporation is authorized to issue is 20,000,000 shares (authorized shares) with a par value of $.00001 per share. The authorized shares are divided into two classes: Common (1,000 authorized shares with a par value of $.00001 per share) and Preferred (19,999,000 authorized shares with a par value of $.00001 per share).

Holders of Common Stock shall be entitled by virtue of such ownership, to vote on certain corporation decisions specifically set forth in the Corporation's Bylaws or reserved under Delaware law. In all instances where holders of Common Stock are entitled to vote on any matter, they shall be entitled to one vote for each share of Common Stock held. The Corporation's Bylaws may specify additional matters on which holders of Common Stock are entitled to vote, consistent with the General Corporation Law of Delaware.

The Board of Directors is authorized, subject to limitations prescribed by law, to provide by resolution for one or more series of Preferred Stock and to fix the number of shares, designations, powers, preferences and rights, including dividend rights, conversion rights, voting rights, redemption terms, and liquidation preferences.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors. The Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. Election of directors need not be by written ballot unless and to the extent provided in the Bylaws of the Corporation. The number of Directors on the Board shall be set by the Board.

SIXTH: No director or officer of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the Corporation or any stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director or officer derived an improper personal benefit. If the Delaware General Corporation Law is amended after the date of this Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:50 PM 12/04/2025
FILED 12:50 PM 12/04/2025
SR 20254757353 - File Number 5382112

Doc ID: a5a9ff8a1cd0410d01a0e3072380445f507735b3

or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither the amendment or repeal of this Article SIXTH, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation or of any statute inconsistent with this Article SIXTH, shall eliminate or reduce the effect of this Article SIXTH in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

SEVENTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the shareholders entitled to vote on such matter.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

IN WITNESS WHEREOF, I have signed this Certificate of Incorporation on this 2nd day of December, 2025.

____

John Van Hierden
President and Chief Executive Officer

Doc ID: a5a9ff8a1cd0410d01a0e3072380445f507735b3

FIRST AMENDED AND RESTATED BY-LAWS
OF
SAMBROSA CARE INC.
(a Delaware corporation)

ARTICLE I
STOCKHOLDERS

Section 1.01 Annual Meeting. The annual meeting of the stockholders, for the purpose of electing directors and transacting such other business as may come before it, shall be held on such date and at such time and place, either within or without the State of Delaware, as may be specified by the Board of Directors. In lieu of an annual meeting, the directors may be elected by unanimous written consent of the stockholders. Directors may be elected by less than unanimous consent if all the directorships to which directors could be elected at an annual meeting are vacant and will be filled by such written consent.

Section 1.02 Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, if any, by the President or by the Board of Directors. At a special meeting of the stockholders, no business shall be transacted which is not related to the purpose or purposes stated in the notice of meeting.

Any special meeting of the stockholders shall be held on such date and at such time and place, either within or without the State of Delaware, as may be specified by the person or persons calling the meeting.

Section 1.03 Notice of Meetings. Written notice of each stockholders' meeting, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes thereof, shall be given to each stockholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting.

Section 1.04 Quorum. Except as otherwise provided in the certificate of incorporation or by law, at any meeting of the stockholders a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum.

Section 1.05 Conduct of Meetings. The Chairman of the Board (or, if there is no Chairman of the Board, the chief executive officer) shall preside at any meeting of the stockholders. In such person's absence, such other person as shall have been designated by the chief executive officer or the Board of Directors shall preside. The order of business at any meeting shall be as determined by the presiding officer.

The presiding officer shall have the power to prescribe such rules, regulations and procedures and to do all such things as in his judgment may be necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments, restrictions on entry to the meeting after the time scheduled for the commencement thereof and the opening and closing

of the voting polls.

If present, the Secretary shall act as secretary of any meeting of the stockholders. In the Secretary's absence, such other person as the presiding officer shall designate shall act as secretary of the meeting.

It shall be the duty of the Secretary to prepare and make, at least ten days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 1.06 Voting. Except as otherwise provided in the certificate of incorporation or by law, (i) every holder of capital stock which is entitled to vote shall be entitled to one vote for each share of such stock registered in the name of such stockholder, (ii) directors shall be elected by a plurality of the votes cast at the meeting by the holders of shares entitled to vote for the election of directors and (iii) any other corporate action shall be authorized by a majority of the votes cast at the meeting by the holders of shares entitled to vote thereon. Only stockholders holding Common Shares shall be entitled to vote on any and all matters, unless the right to vote is granted to other classes by Delaware law.

Section 1.07 Stockholder Action Without a Meeting. Except as otherwise provided in the certificate of incorporation, whenever the stockholders are required or permitted to take any action at any annual or special meeting, such action may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 1.08 Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

For the purpose of determining the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix, in advance, a record date, which shall not be more than ten days after the date upon which the Board fixes such record date.

Section 1.09 Voting Rights. For the purpose of determining those stockholders entitled to vote at

any meeting of the stockholders, except as otherwise provided by law, only holders of Common Stock and in whose names said shares stand on the stock records of the corporation on the record date, as provided in these Bylaws, shall be entitled to vote at any meeting of stockholders, unless the right to vote is reserved to other stockholders under Delaware law. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period. Holders of the corporation's Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of shareholders; and except as required by Delaware law or otherwise specified in the corporation's charter, holders of the corporation's Preferred Stock have no voting rights unless specifically reserved to that class under Delaware law.

Section 1.10 Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary of the corporation shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 1.11. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

ARTICLE II
BOARD OF DIRECTORS

Section 2.01 Number. Except as otherwise provided in the certificate of incorporation, the number of directors shall be the number fixed from time to time by the Board, by the stockholders or, in the case of the initial Board, the number fixed by the incorporator (subject to change as provided in this Section).

Section 2.02 Election and Term. At each annual meeting of the stockholders, directors shall be elected to hold office until their successors are elected and qualified or until their earlier resignation or removal.

Section 2.03 Meetings of the Board. Regular meetings of the Board of Directors shall be held at such times and places as the Board shall determine. Special meetings of the Board shall be held whenever called by the Chairman of the Board, if any, by the President or by a majority of the directors in office at the time.

Section 2.04 Notice of Meetings. No notice need be given of any regular meeting of the Board of Directors or of any adjourned meeting of the Board. Nor need notice be given to any director who signs a written waiver thereof or who attends the meeting without protesting the lack of notice. Notices need not state the purpose of the meeting.

Notice of each special meeting of the Board shall be given to each director either by first class mail at least three days before the meeting or by telegram, telex, cable or like transmission, personal written delivery or telephone at least one day before the meeting. Any notice given by telephone shall be immediately confirmed by telegram, telex, cable or like transmission. Notices are deemed to have been given: by mail, when deposited in the mail with postage prepaid; by telegram, telex, cable or like transmission, at the time of sending; and by personal delivery or telephone, at the time of delivery. Written notices shall be sent to a director at the address designated by him for that purpose, or, if none has been so designated, at his last known residence or business address.

Section 2.05 Quorum and Vote of Directors. Except as otherwise provided in the certificate of incorporation or by law, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business or of any specified item of business and the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Section 2.06 Conduct of Meetings. The Chairman of the Board, if any, shall preside at any meeting of the Board of Directors. In the absence of the Chairman of the Board, a chairman of the meeting shall be elected from the directors present. If present, the Secretary shall act as secretary of any meeting of the Board. In the absence of the Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.07 Resignations of Directors. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if such time is not specified therein, then upon receipt thereof, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 2.08 Removal of Directors. Except as otherwise provided in the certificate of incorporation or by law, any director or the entire Board of Directors may be removed, with or without cause, at any time by the holders of a majority of the shares then entitled to vote at an election of directors.

Section 2.09 Newly Created Directorships and Vacancies. Except as otherwise provided in the certificate of incorporation or by law, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason including the removal of directors without cause may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum exists, or by a sole remaining director.

Section 2.10 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation.

The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board, or in these Bylaws, but subject to the limitation of Section 141(c) of the Delaware General Corporation Law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

The provisions of Section 2.04 for notice of meetings of the Board shall apply also to meetings of committees, unless different notice procedures shall be prescribed by the Board.

Each such committee shall serve at the pleasure of the Board. It shall keep minutes of its meetings and report the same to the Board and shall observe such other procedures as are prescribed by the Board.

Section 2.11 Compensation of Directors. Each director shall be entitled to receive as compensation for his services as director or committee member or for attendance at meetings of the Board of Directors or committees, or both, such amounts (if any) as shall be fixed from time to time by the Board. Each director shall be entitled to reimbursement for reasonable traveling expenses incurred by him in attending any such meeting. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 2.12 Telephonic or Video Conference Meetings. Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

Section 2.13 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or the committee consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.14 Indemnification. The Corporation shall indemnify to the full extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation), by reason of the fact that he is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The right to indemnification conferred by this Section shall also include the right of such persons to be paid in advance by the Corporation for their expenses to the full extent permitted by the laws of the State of Delaware as from time to time in effect. The right to indemnification conferred on such persons by this Section shall be a contract right.

Unless otherwise determined by the Board of Directors of the Corporation, the Corporation shall indemnify to the full extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation), by reason of the fact that he is or was an employee (other than an officer) or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity.

The rights and authority conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation or these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Neither the amendment nor repeal of this Section, nor the adoption of any provision of the certificate of incorporation or these Bylaws or of any statute inconsistent with this Section, shall eliminate or reduce the effect of this Section in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

Section 2.15 Powers. The powers of the corporation shall be exercised, its business conducted, and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. All votes on all matters by the Board of Directors shall pass and become binding upon the corporation based on a simple majority (the affirmative vote or written consent more than 50% of all Board members) of votes of all members of the Board. The Board's duties shall include, but are not limited to, except as otherwise expressly provided herein, or as delegated to the Chief Executive Officer:

(a)   To do such acts and incur such expenses on behalf of the corporation as may be necessary or advisable in connection with the conduct of the corporation affairs, specifically including doing acts and incurring expenses necessary to (i) acquire any properties necessary or

appropriate for the conduct of the corporation's business, including borrowing money for the acquisition of such properties (subject to the terms hereof) and executing mortgages and/or deeds of trust in connection therewith and (ii) do such other acts and incur such costs and expenses as are consistent with the purposes of the corporation;

(b) To engage such agents, attorneys, accountants, custodians and other advisers and consultants as may be necessary or advisable for the affairs of the corporation, including the execution of employment agreements with key employees of the corporation;

(c) To receive, buy, sell, exchange, trade, encumber, pledge, hypothecate and otherwise deal in and with securities and other property of the corporation;

(d) To open, conduct and close cash accounts with brokers on behalf of the corporation and to pay the customary fees and charges applicable to transactions in all such accounts;

(e) To open, maintain and close bank accounts and custodial accounts for the corporation and to draw checks and other orders for the payment of money;

(f) To file on behalf of the corporation, all required local, state and federal tax returns and other documents relating to the corporation, and if in the best interests of the corporation, cause the corporation to make or revoke if permissible, any of the elections referred to in the Internal Revenue Code or any similar provisions enacted in lieu thereof, or make or revoke other elections permitted by the Internal Revenue Code;

(g) To cause the corporation to purchase or bear the cost of any insurance covering the potential liabilities of any person indemnified under these Bylaws or otherwise;

(h) To commence or defend litigation that pertains to the corporation or any corporation assets, provided that the corporation shall not bear the expenses of any litigation which arose as a result of the bad faith, gross negligence or willful misconduct of any party indemnified under this Agreement;

(i) To prepare and file on behalf of the corporation any statement, report, return or document required by any state or federal agency or other governmental agency;

(j) Subject to the other provisions of these Bylaws, to enter into, make and perform such contracts, agreements and other undertakings, and to do such other acts, as the directors may deem necessary or advisable for, or as may be incidental to, the conduct of the business contemplated, including, without in any manner limiting the generality of the foregoing, contracts, agreements, undertakings and transactions with any officer, director, shareholder or with any other person, firm or corporation having any business, financial or other relationship with the corporation; provided, however, such transactions with such persons and entities shall be on terms no less favorable to the corporation than are generally afforded to unrelated third parties in comparable transactions;

(k) To sign or endorse in its own capacity on behalf of the corporation any contracts, deeds, mortgages, deeds of trust, notes, stock or other security certificates or other documents or

instruments;

(l)   To respond or cause a response to be made as soon as practicable to all inquiries received from shareholders concerning the operations and affairs of the corporation and supervise and coordinate all communications between the corporation and the shareholders;

(m)   To reimburse any shareholder, affiliate or related person for any reasonable cost or expense incurred on behalf of the corporation in a manner authorized by these Bylaws; and

(n)   To borrow from any shareholder, bank or other lending institution in such amounts and upon such terms and condition as the directors shall determine to be in the best interests of the corporation, and to provide as security for the repayment of such borrowing, the property of the corporation and to execute such security instruments and deeds of trusts as the directors shall determine to be in the best interests of the corporation.

ARTICLE III
OFFICERS

Section 3.01 Officers. The officers of the Corporation shall include a President (who shall also serve as Chief Executive Officer), a Treasurer and a Secretary and may also include a Chairman of the Board, a Vice Chairman of the Board, one or more Vice Presidents (who may be further classified by such descriptions as "executive," "senior" or "group" as determined by the Board of Directors), a Controller, Assistant Vice Presidents, Assistant Treasurers, Assistant Secretaries, Assistant Controllers and other officers and agents, as the Board of Directors may deem necessary or desirable.

Each officer shall have such authority and perform such duties, in addition to those specified in these Bylaws, as may be prescribed by the Board from time to time. The Board may from time to time authorize any officer to appoint and remove any other officer or agent and to prescribe such person's authority and duties. Any person may hold at one time two or more offices.

Section 3.02. Term of Office, Resignation and Removal. Each officer shall hold office for the term for which elected or appointed by the Board of Directors, and until the person's successor has been elected or appointed and qualified or until his earlier resignation or removal.

Any officer may resign at any time by giving written notice to the Board or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if such time is not specified therein, then upon receipt thereof; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Any officer may be removed by the Board, with or without cause. The election or appointment of an officer shall not of itself create contract rights.

Section 3.03 Chairman of the Board. The Chairman of the Board shall be a member of the Board of Directors. The Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors and, if so designated by the Board, shall be the chief executive officer of the Corporation.

Section 3.04 President. Unless there shall be a Chairman of the Board designated by the Board of Directors as the chief executive officer of the Corporation, the President shall be the chief executive officer of the Corporation. Subject to the control of the Board of Directors and the Chairman of the Board (if designated chief executive officer), the President shall be responsible for the day-to-day management of the business and affairs of the Corporation and shall enjoy all other powers commonly incident to the office.

Section 3.05 Vice Presidents. Each of the Vice Presidents shall have such authority and perform such duties as may be prescribed from time to time.

Section 3.06 Treasurer and Assistant Treasurers. The Treasurer shall have the care and custody of all funds and securities of the Corporation, keep accounts of receipts and disbursements and of deposit or custody of moneys and other valuables and enjoy all powers commonly incident to the office.

In the case of the absence or inability to act of the Treasurer, any Assistant Treasurer may act in the Treasurer's place.

Section 3.07 Secretary and Assistant Secretaries. The Secretary shall keep the minutes of the meetings of the stockholders and the Board of Directors and give notice of such meetings, have custody of the corporate seal and affix and attest such seal to any instrument to be executed under seal and enjoy all powers commonly incident to the office.

In the case of the absence or inability to act of the Secretary, any Assistant Secretary may act in the Secretary's place.

Section 3.08 Controller and Assistant Controllers. The Controller shall have control of all books of account of the Corporation (other than those to be kept by the Treasurer), render accounts of the financial condition of the Corporation and enjoy all powers commonly incident to the office.
In the absence or inability to act of the Controller, any Assistant Controller may act in the Controller's place.

Section 3.09 Compensation. Compensation of officers, agents and employees of the Corporation shall be fixed from time to time by, or under the authority of, the Board of Directors.

ARTICLE IV
CAPITAL STOCK

Section 4.01 Certificates. Unless otherwise provided by resolution of the Board of Directors, the shares of stock of the Corporation shall not be represented by certificates, but rather shall be kept in book entry form. If the Board of Directors determines at a later date to utilize stock certificates, then said certificates shall be in such form as is prescribed by law and approved by the Board.

Section 4.02 Transfer of Shares. Transfers of shares of stock of the Corporation shall be registered on its records maintained for such purpose upon compliance with such transfer procedures as may

be approved by the Board or prescribed by applicable law together with such evidence of compliance with other provisions of contract or law as the Corporation or its transfer agent may require. If certificates are later authorized, transfers of shares of stock of the Corporation shall be registered on its records upon surrender to the Corporation or a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or certificates or on a separate accompanying document, together with such evidence of compliance with other provisions of contract or law as the Corporation or its transfer agent may require.

The Corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by law.

Section 4.03 Regulations. The Board of Directors shall have authority to make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock of the Corporation, including without limitation such rules and regulations as may be deemed expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

Section 4.04 Classes of Stock. The corporation shall initially have two classes of stock, Common Stock and Preferred Stock. With the exception of voting rights as set out in these Bylaws and any other rights or preferences set out in these Bylaws, the rights of each class of stock shall be equal and the same as to all matters not specifically set out herein. The corporation may, in the discretion of the Board of Directors and subject to the restrictions and requirements contained here, authorize the issuance of and sell additional classes of stock, and of additional shares of stock if, in the discretion of such directors, it is necessary or advisable for the corporation to raise additional capital or for other business purposes. Under no circumstance shall the issuance of additional classes of stock or shares of stock dilute the interests of any class of stock disproportionately to any other class.

(a) Common Stock. Holders of Common Stock shall be entitled by virtue of such ownership, to vote on certain corporation decisions specifically set forth herein or reserved under Delaware law. In all instances where holders of Common Stock are entitled to vote on any matter, they shall be entitled to one vote for each share of Common Stock held.

(b) Preferred Stock. Holders of Preferred Stock shall not, except for matters specifically provided for under Delaware law, be entitled by virtue of such ownership to vote on corporation decisions unless specifically set forth herein. In the rare instances where holders of Preferred Stock are entitled to vote on any matter, they shall be entitled to one vote for each share of Preferred Stock held. In the event of a merger or acquisition, and initial public offering, or any other liquidity event, holders of Preferred stock who purchased their shares (as opposed to those who are granted shares, or received shares in exchange for work or services or otherwise) shall have a liquidation preference by which those shareholders shall be entitled to payment of their original purchase price for each Preferred Share they paid for , before any other Common or Preferred shareholder receives any payment or compensation.

(c) Conversion Rights. Should a merger, acquisition, initial public offering, or other event occur that in the Board's judgment necessitates a conversion of all corporate stock into one class, for voting purposes or otherwise, the Board of Directors shall have the absolute and unfettered right to convert all shares of Preferred Stock into Common Stock at that time by majority vote.


ARTICLE V
GENERAL PROVISIONS


Section 5.01 Corporate Seal. The Board of Directors may adopt a corporate seal, alter such seal at its pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

Section 5.02 Voting Upon Stocks. Unless otherwise ordered by the Board of Directors, the Chief Executive Officer of the Corporation, or any other officer of the Corporation designated by the Chief Executive Officer of the Corporation, shall have full power and authority on behalf of the Corporation to attend and to act and to vote in person or by proxy at any meeting of the holders of securities of any corporation in which the Corporation may own or hold stock or other securities, and at any such meeting shall possess and may exercise in person or by proxy any and all rights, powers and privileges incident to the ownership of such stock or other securities which the Corporation, as the owner or holder thereof, might have possessed and exercised if present. The chief executive officer of the Corporation, or any other officer of the Corporation designated by the Chief Executive Officer of the Corporation, may also execute and deliver on behalf of the Corporation powers of attorney, consents, proxies, waivers of notice and other instruments relating to the stocks or securities owned or held by the Corporation. The Board of Directors may, from time to time, by resolution confer like powers upon any other person or persons.

Section 5.03 Amendments. These Bylaws and any amendments hereof may be amended, or repealed, and new Bylaws may be adopted, either by the stockholders or by vote of a majority of all of the Board of Directors; but any Bylaws adopted by the Board may be amended or repealed by the stockholders.


ARTICLE VI
DIVIDENDS


Section 6.01. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 6.02. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the

notice which were not acquired by the corporation as specified in said transferring Common or Preferred holder's notice. All shares so sold by said transferring Common or Preferred holder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Bylaw:

(1)   A Common or Preferred holder's transfer of any or all shares held either during such Common or Preferred holder's lifetime or on death by will or intestacy to such Common or Preferred holder's immediate family or to any custodian or trustee for the account of such Common or Preferred Holder or such Common or Preferred holder's immediate family or to any limited partnership of which the Common or Preferred holder, members of such Common or Preferred holder's immediate family or any trust for the account of such Common or Preferred holder or such Common or Preferred holder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Common or Preferred holder making such transfer.

(2)   A Common or Preferred holder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(3)   A Common or Preferred holder's transfer of any or all of such Common or Preferred holder's shares to the corporation or to any other stockholder of the corporation.

(4)   A corporate Common or Preferred holder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate Common or Preferred holder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate Common or Preferred holder.

(5)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(6)   A transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Bylaw, and there shall be no further transfer of such stock except in accordance with this Bylaw.

(g)   The provisions of this Bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of

interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VII
RIGHT OF FIRST REFUSAL

Section 7.01. Right of First Refusal. No holder of Common or Preferred stock of the corporation (a "Common or Preferred Holder") shall sell, assign, pledge, or in any manner transfer any of the shares of stock of the corporation ("Common or Preferred Stock") or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Bylaw:

(a)   If the Common or Preferred holder desires to sell or otherwise transfer any of his or her shares of Common or Preferred Stock, then the Common or Preferred holder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)   For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article VII, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring Common or Preferred holder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c)   The corporation may assign its rights hereunder.

(d)   In the event the corporation elects to acquire any of the shares of Common or Preferred Stock of the transferring Common or Preferred holder as specified in said transferring Common or Preferred Holder's notice, the Secretary of the corporation shall so notify the transferring Common or Preferred holder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation (or the assignees, in the case of an assignment) receives said transferring Common or Preferred holder's notice; provided that if the terms of payment set forth in said transferring Common or Preferred holder's notice were other than cash against delivery, the corporation shall pay for said shares on the same terms and conditions set forth in said transferring Common or Preferred holder's notice.

(e)   In the event the corporation does not elect to acquire all of the shares specified in the transferring Common or Preferred holder's notice, said transferring Common or Preferred holder may, within the sixty-day period following the expiration of the option rights granted to the corporation herein, transfer the shares specified in said transferring Common or Preferred holder's

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the voting power of the corporation.

(h)   Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i)   The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1)   Upon the date that any restricted securities of the corporation issued under a Regulation D exemption ("Restricted Securities") are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such Restricted Securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or

(2)   Upon the date that any restricted securities of the corporation issued under a Regulation CF exemption ("Restricted Securities") are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such Restricted Securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or

(3)   Upon the date that any securities of the corporation, other than Restricted Securities, are first offered to the public pursuant to a registration statement filed with and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j)   Any document representing shares of Common or Preferred Stock of the corporation shall, or any electronic record of the shares of Common or Preferred Stock of the corporation, shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THESE SHARES ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k)   The Right of First Refusal set out in this Article VII shall not apply to the original issuance of securities of the corporation purchased by investors under a Regulation Crowdfunding or Regulation A offering of securities by the corporation during such securities offerings.

ARTICLE VIII
DRAG ALONG RIGHTS

Section 8.01. Right to Sell Corporation. The holder or holders of at least a majority of the outstanding Common Stock (the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Article VIII; *provided, however*, that no shareholder is required to transfer or sell any of its shares if the

(iv)   Execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the Board or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of Common or Preferred Stock of the corporation and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock;

(v)   If the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the corporation) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the corporation) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag-Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and

(vi)   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

Additionally, each shareholder holding stock that is convertible into Common or Preferred Stock shall convert that stock into shares of Common or Preferred Stock immediately before the Approved Sale.

Without limiting the generality of the foregoing provisions of this Article VIII, Section 8.01(b) and for avoidance of doubt, each holder of outstanding Common Stock and each holder of outstanding Preferred Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Common Stock and the holders of the Preferred Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Common Stock and any holder of Preferred Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each holder of Common Stock's and each holder of Preferred Stock's pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder's share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price

consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market.

Every shareholder shall promptly deliver to the Board of Directors a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

Notwithstanding any provision of these Bylaws to the contrary, the provisions of Article VII (Right of First Refusal) do not apply to any transfers made pursuant to this Article VIII, Section 8.01.

     (a)   Sale Notice. If the Drag-Along Seller approves a Drag-Along Sale (an "Approved Sale"), the Drag-Along Seller shall deliver a written notice (a "Drag-Along Notice") to the corporation and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along Notice must include a copy of this Article VIII, Section 8.01 and shall describe in reasonable detail:

     (i)   the name of the Independent Purchaser to whom the shares or assets are proposed to be sold;

     (ii)   the proposed date, time, and location of the closing of the Approved Sale;

     (iii)   the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and

     (iv)   a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

     (b)   Drag-Along Sale Obligations. From and after the effective date of a Drag-Along Notice, the corporation, the Board, and every shareholder shall do the following:

     (i)   cooperate in good faith to authorize and consummate the Approved Sale;

     (ii)   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller in connection with the consummation of the Approved Sale;

     (iii)   If the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters' rights with respect to, the Approved Sale;

adjustment.

(c)   Waiver and Limitation of Rights. Nothing in this Article VIII, Section 8.01 should be construed to grant to any shareholder any appraisal or dissenters' rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under Delaware Law and any other appraisal rights, dissenters' rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

(d)   Approved Sale Consideration. The consideration to be received by a shareholder who owns any Common Stock and by a shareholder who owns any Preferred Stock shall be the same form and amount of consideration per share of Common Stock and/or Preferred Stock to be received by the Drag-Along Seller for its Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Common Stock.

With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the corporation, each shareholder of the corporation shall receive its share of the sale proceeds in accordance with the provisions of the Articles, these Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing in this Agreement prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder's shares).

(e)   Delivery of Certificates. Each shareholder who holds uncertificated shares of the corporation authorizes the Secretary of the corporation to transfer its shares on the books of the corporation in connection with an Approved Sale and shall execute all documentation required by the corporation with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by this Article VIII, Section 8.01, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the Board that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder's cure of the failure, and the withheld consideration will be subject to reduction to reimburse the corporation for any costs and expenses reasonably incurred by the corporation in connection with the failure and subsequent cure), (ii)

will cease to be a shareholder of the corporation or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

(f)   Plan Assets. Any shareholder whose assets constitute assets of one or more employee benefit plans (an "ERISA Shareholder") and are subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), shall not be obligated to sell to any person to whom the sale of shares would constitute a non-exempt "prohibited transaction" within the meaning of ERISA or the Internal Revenue Code of 1986, as amended from time to time; *provided, however*, that if so requested by the Drag-Along Seller: (i) the ERISA Shareholder has taken commercially reasonable efforts to (x) structure the sale of shares so as not to constitute a non-exempt "prohibited transaction" or (y) obtain a ruling from the Department of Labor to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) does not constitute a non-exempt "prohibited transaction," and (ii) the ERISA Shareholder shall have delivered an opinion of counsel (which opinion and counsel are reasonably satisfactory to the Drag-Along Seller) to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) would constitute a non-exempt "prohibited transaction."

(g)   Expenses. The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the corporation or the Independent Purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; *provided*, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale.

Section 8.02. Defined Terms. For purposes of this Article VIII, the following terms are defined as follows:

(i)   "Affiliate" means, with respect to any person, (A) any person directly or indirectly controlling, controlled by, or under common control with the person, (B) any person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of the person, or (C) any officer, director, general partner, or trustee of any person described in clause (A) or (B); "control," including the terms "controlled by" and "under common control with," means the power to direct the affairs of a person by reason of ownership of voting securities, by contract, or otherwise.

(ii)   "Drag-Along Sale" means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the corporation determined on a consolidated basis, or (B) both a majority of the Common Stock and a majority of the Preferred Stock (or any securities issued in

respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

(iii)   "Independent Purchaser" means a person who is not a holder of Common Stock or an Affiliate of a holder of Common Stock.

(iv)   "Initial Public Offering" means any offering of the corporation's Common or Preferred Stock pursuant to a registration statement filed in accordance with the Securities Act of 1933, as amended.

March 21/25
DATE

John H
SECRETARY